Exhibit 99.1

Selected Financial Data

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2009	2008	2007	2006	2005
Summary of Operations
Operating Revenues:
Utility	$1,053,993	$1,128,287	$1,131,554	$1,141,011	$978,195
Other	2,246	2,693	3,415	2,305	2,288
Total Operating Revenues	1,056,239	1,130,980	1,134,969	1,143,316	980,483

Operating Expenses:
Utility
Natural and propane gas	699,984	770,097	797,924	821,721	676,931
Other operation expenses	146,542	144,611	131,798	128,180	125,364
Maintenance	27,818	25,827	24,306	21,198	19,226
Depreciation and amortization	36,751	35,303	34,080	30,904	23,036
Taxes, other than income taxes	68,639	69,023	68,361	71,038	62,859
Total Utility Operating Expenses	979,734	1,044,861	1,056,469	1,073,041	907,416
Other	2,238	2,641	2,914	2,316	2,318
Total Operating Expenses	981,972	1,047,502	1,059,383	1,075,357	909,734
Operating Income	74,267	83,478	75,586	67,959	70,749
Allowance for Funds Used During Construction	(152)	(72)	(17)	(45)	(100)
Other Income and (Income Deductions) – Net	3,280	1,278	4,565	4,163	1,443
Interest Charges:
Interest on long-term debt	24,583	19,851	22,502	22,329	22,835
Other interest charges	5,770	10,363	11,101	10,236	4,076
Total Interest Charges	30,353	30,214	33,603	32,565	26,911
Income Before Income Taxes	47,042	54,470	46,531	39,512	45,181
Income Tax Expense	13,859	15,264	14,047	10,632	14,550
Net Income	33,183	39,206	32,484	28,880	30,631
Dividends on Redeemable Preferred Stock	15	35	43	48	55
Earnings Applicable to Common Stock	$33,168	$39,171	$32,441	$28,832	$30,576

Selected Financial Data (continued)

Laclede Gas Company

	Fiscal Years Ended September 30
(Thousands)	2009	2008	2007	2006	2005

Dividends Declared –
Common Stock	$34,108	$32,811	$31,520	$30,049	$29,003

Utility Plant
Gross Plant – End of Period	$1,280,238	$1,229,174	$1,187,828	$1,149,104	$1,105,733
Net Plant – End of Period	855,929	823,197	793,794	763,827	728,481
Capital Expenditures	51,384	55,304	56,434	57,925	54,621
Property Retirements	9,732	15,629	16,331	22,588	19,410
Total Assets – End of Period	$1,600,287	$1,625,815	$1,431,203	$1,385,140	$1,275,515

Capitalization – End of Period
Common Stock and Paid-In Capital	$203,754	$157,883	$151,510	$145,527	$140,381
Retained Earnings	201,450	202,535	195,728	194,807	196,024
Accumulated Other Comprehensive Loss	(2,619)	(1,790)	(1,727)	(834)	(1,127)
Common Stock Equity	402,585	358,628	345,511	339,500	335,278
Redeemable Preferred Stock	—	467	627	787	948
Long-Term Debt	389,240	389,181	309,122	349,041	294,033
Total Capitalization	$791,825	$748,276	$655,260	$689,328	$630,259

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LACLEDE GAS COMPANY

INTRODUCTION

This management’s discussion analyzes the financial condition and results of operations of Laclede Gas Company (Laclede Gas or the Utility). It includes management’s view of factors that affect its business, explanations of past financial results including changes in earnings and costs from the prior year periods, and their effects on the Utility’s overall financial condition and liquidity.

Certain matters discussed in this report, excluding historical information, include forward-looking statements. Certain words, such as “may,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “seek,” and similar words and expressions identify forward-looking statements that involve uncertainties and risks. Future developments may not be in accordance with our expectations or beliefs and the effect of future developments may not be those anticipated. Among the factors that may cause results to differ materially from those contemplated in any forward-looking statement are:

•	weather conditions and catastrophic events, particularly severe weather in the natural gas producing areas of the country;
•
volatility in gas prices, particularly sudden and sustained changes in natural gas prices, including the related impact of margin deposits associated with the use of natural gas derivative instruments;

•	the impact of higher natural gas prices on our competitive position in relation to suppliers of alternative heating sources, such as electricity;
•	changes in gas supply and pipeline availability; particularly those changes that impact supply for and access to our service area;
•	legislative, regulatory and judicial mandates and decisions, some of which may be retroactive, including those affecting
	•	allowed rates of return
	•	incentive regulation
	•	industry structure
	•	purchased gas adjustment provisions
	•	rate design structure and implementation
	•	regulatory assets
	•	franchise renewals
	•	environmental or safety matters
	•	taxes
	•	pension and other postretirement benefit liabilities and funding obligations
	•	accounting standards;
•	the results of litigation;
•	retention of, ability to attract, ability to collect from, and conservation efforts of, customers;
•
capital and energy commodity market conditions, including the ability to obtain funds with reasonable terms for necessary capital expenditures and general operations and the terms and conditions imposed for obtaining sufficient gas supply;

•	discovery of material weakness in internal controls; and
•	employee workforce issues.

Readers are urged to consider the risks, uncertainties, and other factors that could affect our business as described in this report. All forward-looking statements made in this report rely upon the safe harbor protections provided under the Private Securities Litigation Reform Act of 1995. We do not, by including this statement, assume any obligation to review or revise any particular forward-looking statement in light of future events.

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the Utility’s financial statements and the notes thereto.

RESULTS OF OPERATIONS

Overview

Laclede Gas is regulated by the Missouri Public Service Commission (MoPSC or Commission) and serves the City of St. Louis and parts of ten counties in eastern Missouri. Laclede Gas delivers natural gas to retail customers at rates and in accordance with tariffs authorized by the MoPSC. The Utility’s earnings are primarily generated by the sale of heating energy. The Utility’s weather mitigation rate design lessens the impact of weather volatility on Laclede Gas customers during cold winters and stabilizes the Utility’s earnings by recovering fixed costs more evenly during the heating season. Due to the seasonal nature of the business of Laclede Gas, earnings are typically concentrated in the November through April period, which generally corresponds with the heating season.

Based on the nature of the business of the Utility, as well as current economic conditions, management focuses on the following key variables in evaluating the financial condition and results of operations and managing the business:

•	the Utility’s ability to recover the costs of distribution of natural gas to its customers;
•	the impact of weather and other factors, such as customer conservation, on revenues and expenses;
•	changes in the regulatory environment at the federal, state, and local levels, as well as decisions by regulators, that impact the Utility’s ability to earn its authorized rate of return;
•	the Utility’s ability to access credit markets and maintain working capital sufficient to meet operating requirements; and,
•	the effect of natural gas price volatility on the business.

Further information regarding how management seeks to manage these key variables is discussed below.

Improving performance and mitigating the impact of weather fluctuations on Laclede Gas’ customers while improving the ability to recover its authorized distribution costs and return continue to be fundamental components of Laclede Gas’ strategy. The Utility’s distribution costs are the essential, primarily fixed expenditures it must incur to operate and maintain more than 16,000 miles of mains and services comprising its natural gas distribution system and related storage facilities. The Utility’s distribution costs include wages and employee benefit costs, depreciation and maintenance expenses, and other regulated utility operating expenses, excluding natural and propane gas expense. Distribution costs are considered in the ratemaking process and recovery of these types of costs is included in revenues generated through the Utility’s tariff rates, as approved by the MoPSC. As previously reported, Laclede Gas has undertaken an evaluation of the Utility’s natural gas storage field, which was developed more than 50 years ago, to assess the field’s current and future capabilities. While not yet complete, the assessment has provided information that should result in improved efficiencies in managing the operation of the field. Based on this initial assessment, inventory balances included in the Balance Sheet as of September 30, 2009 have been reclassified consistent with the results of the evaluation and management’s expectations regarding the future operation of the storage field. In addition, Laclede Gas is working continually to improve its ability to provide reliable natural gas service at a reasonable cost, while maintaining and building a secure and dependable infrastructure. The settlement of the Utility’s 2007 rate case resulted in enhancements to the Utility’s weather mitigation rate design that better ensure the recovery of its fixed costs and margins despite variations in sales volumes due to the impacts of weather and other factors that affect customer usage.

The Utility’s income from off-system sales and capacity release remains subject to fluctuations in market conditions. Effective October 1, 2007, the Utility is allowed to retain 15% to 25% of the first $6 million in annual income earned (depending on the level of income earned) and 30% of income exceeding $6 million annually. Some of the factors impacting the level of off-system sales include the availability and cost of the Utility’s natural gas supply, the weather in its service area, and the weather in other markets. When Laclede Gas’ service area experiences warmer-than-normal weather while other markets experience colder weather or supply constraints, some of the Utility’s natural gas supply is available for off-system sales and there may be a demand for such supply in other markets. See the Regulatory Matters section on page 11 of this report for additional information on regulatory issues.

While the price of natural gas has moderated recently, Laclede Gas continues to work actively to reduce the impact of wholesale natural gas prices on its costs by strategically structuring its natural gas supply portfolio to increase its gas supply availability and pricing alternatives and through the use of derivative instruments to protect its customers from significant changes in the commodity price of natural gas. Nevertheless, the overall cost of purchased gas remains subject to fluctuations in market conditions. The Utility’s Purchased Gas Adjustment (PGA) Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including costs, cost reductions, and related carrying costs associated with the use of derivative instruments to hedge the purchase price of natural gas, as well as gas inventory carrying costs. The Utility believes it will continue to be able to obtain sufficient gas supply. The price of natural gas supplies and other economic conditions may affect sales volumes, due to the conservation efforts of customers, and cash flows associated with the timing of collection of gas costs and related accounts receivable from customers. Long-term increases in the wholesale cost of natural gas supplies may adversely impact the Utility’s competitive position compared with alternative energy sources.

The Utility relies on both short-term credit and long-term capital markets, as well as cash flows from operations, to satisfy its seasonal cash requirements and fund its cost of capital expenditures. Laclede Gas’ ability to issue commercial paper supported by lines of credit, to issue long-term bonds, or to obtain new lines of credit is dependent on current conditions in the credit and capital markets. Management continues to focus on maintaining a strong balance sheet and believes it currently has adequate access to credit and capital markets and will have sufficient capital resources to meet its foreseeable obligations. See the Liquidity and Capital Resources section on page 13 for additional information.

EARNINGS

2009 vs. 2008

Laclede Gas’ earnings applicable to common stock for fiscal year 2009 were $33.2 million, a decrease of $5.9 million, compared with fiscal year 2008. The decrease in net income was primarily due to the following factors (quantified on a pre-tax basis, except for the income tax item):

•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $4.9 million;
•	the effect of lower system gas sales volumes and other variations totaling $2.0 million;
•	the effect of the recognition of previously unrecognized tax benefits and the reversal of related expenses recorded during fiscal year 2008, totaling $1.6 million; and,
•	an increase in depreciation and amortization expense totaling $1.4 million.

These factors were partially offset by higher Infrastructure System Replacement Surcharge (ISRS) revenues totaling $3.8 million.

2008 vs. 2007

Laclede Gas’ earnings applicable to common stock for fiscal year 2008 were $39.2 million, an increase of $6.7 million, compared with fiscal year 2007. The increase in net income was primarily due to the following factors (quantified on a pre-tax basis, except for the income tax item):

•	the benefit of the general rate increase, effective August 1, 2007, totaling $32.9 million;
•	the recognition of previously unrecognized tax benefits and the reversal of related expenses, totaling $1.6 million; and,
•	the effect of higher system gas sales volumes and other variations totaling $1.1 million.

These factors were partially offset by:

•	lower income from off-system sales and capacity release, totaling $10.2 million, primarily due to a reduction in the Utility’s share of such income (pursuant to the 2007 rate case);
•	increases in operation and maintenance expenses, excluding the provision for uncollectible accounts, totaling $8.3 million; and,
•	an increase in the provision for uncollectible accounts, totaling $6.0 million.

Utility Operating Revenues

2009 vs. 2008

Laclede Gas passes on to Utility customers (subject to prudence review) increases and decreases in the wholesale cost of natural gas in accordance with its PGA Clause. The volatility of the wholesale natural gas market results in fluctuations from period to period in the recorded levels of, among other items, revenues and natural gas cost expense. Nevertheless, increases and decreases in the cost of gas associated with system gas sales volumes have no direct effect on net revenues and net income.

Utility Operating Revenues for fiscal year 2009 decreased $74.3 million compared to fiscal year 2008. Temperatures experienced in the Utility’s service area during 2009 were 1.8% warmer than the same period last year and 1.5% warmer than normal. Total system therms sold and transported were 0.91 billion for fiscal year 2009 compared with 0.93 billion for fiscal year 2008. Total off-system therms sold and transported were 0.16 billion for fiscal year 2009 compared with 0.14 billion for fiscal year 2008. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower prices charged for off-system sales	$(64.2)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(19.0)
Higher off-system sales volumes (reflecting more favorable market conditions as described in greater detail in the Results of Operations)	16.6
Lower system sales volumes and other variations	(11.5)
Higher ISRS revenues	3.8
Total Variation	$(74.3)

2008 vs. 2007

Utility Operating Revenues for fiscal year 2008 decreased $3.3 million compared to fiscal year 2007. Temperatures experienced in the Utility’s service area during 2008 were 6.8% colder than fiscal year 2007, but 1.1% warmer than normal. Total system therms sold and transported were 0.93 billion for fiscal year 2008 compared with 0.91 billion for fiscal year 2007. Total off-system therms sold and transported were 0.14 billion for fiscal year 2008 compared with 0.21 billion for fiscal year 2007. The decrease in Utility Operating Revenues was primarily attributable to the following factors:

(Millions)
Lower off-system sales volumes	$(47.9)
Lower wholesale gas costs passed on to Utility customers (subject to prudence review by the MoPSC)	(38.2)
General rate increase, effective August 1, 2007	32.9
Higher system sales volumes, primarily due to colder weather and other variations	27.3
Higher prices charged for off-system sales	24.0
Lower ISRS revenues	(1.4)
Total Variation	$(3.3)

Utility Operating Expenses

2009 vs. 2008

Utility Operating Expenses in fiscal year 2009 decreased $65.1 million, or 6.2%, from fiscal year 2008. Natural and propane gas expense decreased $70.1 million from last year’s level, primarily attributable to lower off-system gas expense, decreased rates charged by our suppliers, and lower volumes purchased for sendout. Other operation and maintenance expenses increased $3.9 million, or 2.3%, primarily due to increases in compensation expenses, higher maintenance charges, and increased injuries and damages expense, partially offset by a decrease in distribution charges, a lower provision for uncollectible accounts, and a gain on the disposal of assets in fiscal year 2009. Depreciation and amortization expense increased $1.4 million, or 4.1%, primarily due to additional depreciable property.

2008 vs. 2007

Utility Operating Expenses in fiscal year 2008 decreased $11.6 million, or 1.1%, from fiscal year 2007. Natural and propane gas expense decreased $27.8 million from fiscal year 2007, primarily attributable to lower rates charged by our suppliers and lower off-system gas expense, partially offset by higher system volumes purchased for sendout. Other operation and maintenance expenses increased $14.3 million, or 9.2%, primarily due to a higher provision for uncollectible accounts, increased maintenance and distribution expenses, increased wage rates, higher legal fees, increased pension costs, and the effect of a gain on the disposal of assets recorded during fiscal year 2007. Depreciation and amortization expense increased $1.2 million, or 3.6%, primarily due to additional depreciable property.

Other Income and (Income Deductions) - Net

Other Income and (Income Deductions) - Net increased $1.9 million in fiscal year 2009 (compared to fiscal year 2008), primarily due to higher net investment income and increased income associated with carrying costs applied to under-recoveries of gas costs, partially offset by additional proceeds received during fiscal year 2008 related to the Utility’s interest, as a policyholder, in the sale of a mutual insurance company. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.

Other Income and (Income Deductions) - Net decreased $3.3 million in fiscal year 2008 (compared to fiscal year 2007), due to higher investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. These factors were partially offset by additional proceeds related to Laclede Gas’ interest, as a policyholder, in the sale of a mutual insurance company.

Interest Charges

The $0.1 million increase in interest charges in fiscal year 2009 (over fiscal year 2008) was primarily due to higher interest on long-term debt, primarily attributable to the issuance of $80.0 million principal amount of 6.35% First Mortgage Bonds on September 23, 2008. This increase was largely offset by lower interest on short-term debt. The $3.4 million decrease in interest charges in fiscal year 2008 (over fiscal year 2007) was primarily due to a reduction in interest on long-term debt resulting from the November 2007 maturity of $40 million principal amount of 7 1/2% First Mortgage Bonds, and lower interest on short-term debt. Average short-term interest rates were 1.6% this year compared with 4.0% in fiscal year 2008 and 5.4% in fiscal year 2007. Average short-term borrowings were $232.7 million, $203.9 million, and $156.2 million for fiscal years 2009, 2008, and 2007, respectively.

Income Taxes

Income tax expense decreased $1.4 million in fiscal year 2009 (from fiscal year 2008) and increased $1.2 million in fiscal year 2008 (from fiscal year 2007). These variations are primarily due to changes in pre-tax income. The year-to-year variations also reflect the effect of lower income tax expense associated with the recognition of previously unrecognized tax benefits recorded during fiscal year 2008.

Labor Agreement

Laclede Gas has labor agreements with Locals 11-6 and 11-194 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represent approximately 64% of Laclede Gas’ employees. The agreements expire at midnight on July 31, 2012.

The Missouri Natural Division of Laclede Gas has labor agreements with Local 884 of the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied-Industrial and Service Workers International Union, which represents approximately 5% of Laclede Gas’ employees. On April 15, 2009, new four-year labor agreements were reached replacing the prior agreements which expired on that same date. The new agreements, which expire at midnight on April 14, 2013, include revisions to the defined benefit pension plan formula, changes in wage rates and work rules, and other modifications that enable the Utility to provide high quality service to its customers and control operating costs while continuing to provide competitive wages, pension, and healthcare benefits to its employees.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition, results of operations, liquidity, and capital resources is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. Generally accepted accounting principles (GAAP) require that we make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates on an ongoing basis. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. We believe the following represent the more significant items requiring the use of judgment and estimates in preparing our financial statements:

Allowances for Doubtful Accounts – Estimates of the collectibility of trade accounts receivable are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. As approved by the MoPSC, the Utility was allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule for fiscal year 2007.

Employee Benefits and Postretirement Obligations – Pension and postretirement obligations are calculated by actuarial consultants that utilize several statistical factors and other assumptions provided by Management related to future events, such as discount rates, returns on plan assets, compensation increases, and mortality rates. For the Utility, the amount of expense recognized and the amounts reflected in other comprehensive income are dependent upon the regulatory treatment provided for such costs, as discussed further below. Certain liabilities related to group medical benefits and workers’ compensation claims, portions of which are self-insured and/or contain “stop-loss” coverage with third-party insurers to limit exposure, are established based on historical trends.

The table below reflects the sensitivity of Laclede’s plans to potential changes in key assumptions:

Pension Plan Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual
		Benefit	Net Pension
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(9,420)	$(1)
	(0.25)	9,620	(20)

Rate of Future Compensation Increase	0.25%	6,700	590
	(0.25)	(6,600)	(570)

Expected Return on Plan Assets	0.25%	—	(630)
	(0.25)	—	630

Postretirement Benefits:

		Estimated	Estimated
		Increase/	Increase/
		(Decrease) to	(Decrease) to
		Projected	Annual Net
		Postretirement	Postretirement
		Benefit	Benefit
	Increase/	Obligation	Cost*
Actuarial Assumptions	(Decrease)	(Thousands)	(Thousands)

Discount Rate	0.25%	$(1,960)	$(97)
	(0.25)	2,010	97

Expected Return on Plan Assets	0.25%	—	(85)
	(0.25)	—	85

Annual Medical Cost Trend	1.00%	4,870	1,090
	(1.00)	(4,390)	(970)

* Excludes the impact of regulatory deferral mechanism. See Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements for information regarding the regulatory treatment of these costs.

Regulated Operations – Laclede Gas accounts for its regulated operations in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 980, “Regulated Operations.” This Topic sets forth the application of GAAP for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of this accounting guidance require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities). Management believes that the current regulatory environment supports the continued use of these regulatory accounting principles and that all regulatory assets and regulatory liabilities are recoverable or refundable through the regulatory process. Management believes the following represent the more significant items recorded through the application of this accounting guidance:

The Utility’s PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies, including the costs, cost reductions, and related carrying costs associated with the Utility’s use of natural gas derivative instruments to hedge the purchase price of natural gas. The difference between actual costs incurred and costs recovered through the application of the PGA are recorded as regulatory assets and regulatory liabilities that are recovered or refunded in a subsequent period. The PGA Clause also authorizes the Utility to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The PGA Clause also permits the application of carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of derivative instruments. Effective October 1, 2007, the PGA Clause also provides for a portion of income from off-system sales and capacity release revenues to be flowed through to customers.

Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes, and the amounts used for income tax purposes. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts for regulated activities. Pursuant to the direction of the MoPSC, Laclede Gas’ provision for income tax expense for financial reporting purposes reflects an open-ended method of tax depreciation. Laclede Gas’ provision for income tax expense also records the income tax effect associated with the difference between overheads capitalized to construction for financial reporting purposes and those recognized for tax purposes without recording an offsetting deferred income tax expense. These two methods are consistent with the regulatory treatment prescribed by the MoPSC.

Asset retirement obligations are recorded in accordance with GAAP using various assumptions related to the timing, method of settlement, inflation, and profit margins that third parties would demand to settle the future obligations. These assumptions require the use of judgment and estimates and may change in future periods as circumstances dictate. As authorized by the MoPSC, Laclede Gas accrues future removal costs associated with its property, plant and equipment through its depreciation rates, even if a legal obligation does not exist as defined by GAAP. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognizable pursuant to GAAP is a timing difference between the recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, these differences are deferred as regulatory liabilities.

The amount of net periodic pension and other postretirement benefit cost recognized in the financial statements related to the Utility’s qualified pension plans and other postretirement benefit plans is based upon allowances, as approved by the MoPSC, which have been established in the rate-making process for the recovery of these costs from customers. The differences between these amounts and actual pension and other postretirement benefit costs incurred for financial reporting purposes are deferred as regulatory assets or regulatory liabilities. GAAP also requires that changes that affect the funded status of pension and other postretirement benefit plans, but that are not yet required to be recognized as components of pension and other postretirement benefit cost, be reflected in other comprehensive income. For the Utility’s qualified pension plans and other postretirement benefit plans, amounts that would otherwise be reflected in other comprehensive income are deferred with entries to regulatory assets or regulatory liabilities.

For further discussion of significant accounting policies, see Note 1 of the Notes to Financial Statements included on page 27.

REGULATORY MATTERS

There have been several significant regulatory developments affecting Laclede Gas.

During fiscal year 2006, the MoPSC approved permanent modifications to the Cold Weather Rule affecting the disconnection and reconnection practices of utilities during the winter heating season. Those modifications included provisions to allow the Utility to obtain accounting authorizations and defer for future recovery certain costs incurred with the modifications. During fiscal year 2007, the Utility deferred for future recovery $2.7 million of costs associated with the fiscal year 2007 heating season. On October 31, 2007, the Utility filed for determination and subsequent recovery of the deferred amount. On November 16, 2007, the MoPSC directed the MoPSC Staff and the Missouri Office of Public Counsel (Public Counsel) to submit their positions regarding the Utility’s filing and on February 28, 2008, the Utility and the MoPSC Staff filed a Non-Unanimous Stipulation & Agreement in which these parties agreed to a recovery of $2.5 million of costs. Public Counsel opposed the Non-Unanimous Stipulation & Agreement and a hearing in this matter was held before the Commission. On April 17, 2008, the Commission issued its Report and Order approving the $2.5 million cost recovery recommended by the Utility and the MoPSC Staff. Consistent with the approved amount, the Utility recorded a reduction in its deferral totaling $0.2 million during the quarter ended March 31, 2008. On May 29, 2008, Public Counsel appealed the MoPSC’s Order to the Cole County, Missouri Circuit Court and on January 6, 2009, the Court issued its judgment affirming the Commission’s Order approving the Cold Weather Rule compliance cost amount that the Utility and Staff had recommended over Public Counsel’s objection. On February 9, 2009, Public Counsel appealed the Circuit Court’s affirmation of the MoPSC’s April 17, 2008 Order to the Court of Appeals for the Western District of Missouri.

On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal year 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from a marketing affiliate, Laclede Energy Resources (LER). Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.

The MoPSC Staff has also proposed disallowances of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal year 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal year 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions, subject to the Federal Energy Regulatory Commission (FERC)’s oversight, were consistent with the FERC’s regulations and policies regarding capacity release. The Laclede Group Inc. (Laclede Group) commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information, which Laclede Group provided and on February 11, 2009, the FERC Staff submitted follow-up questions to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.

On July 9, 2008, Laclede Gas made a tariff filing with the MoPSC that would make the payment provisions for the restoration of gas service under the Utility’s Cold Weather Rule available to customers in the summer of 2008 and enable the Utility to increase or decrease its PGA rates to correct for any shortfall or surplus created by the difference between the gas cost portion of the Utility’s actual net bad debt write-offs and the amount of such cost that is embedded in its existing rates. The MoPSC suspended the tariff on August 5, 2008 and established a procedural schedule to consider the Utility’s filing. As a result, the Cold Weather Rule portion of the filing is now moot. A formal hearing pertaining to the bad debt portion of the filing was held on January 5, 2009. On April 15, 2009, the Commission issued its Order rejecting the Utility’s tariffs. On May 28, 2009, Laclede Gas filed for a petition with the Circuit Court of Cole County seeking judicial review of the Commission’s decision.

On November 21, 2008, the Utility made an ISRS filing with the Commission designed to increase revenues by $1.9 million annually. After the Utility updated the filing, on February 4, 2009, the MoPSC approved an annual increase of $2.1 million that became effective February 6, 2009. On April 28, 2009, the Utility made an ISRS filing with the Commission designed to increase revenues by an additional $2.5 million annually. On July 15, 2009, the MoPSC approved the increase, which became effective July 16, 2009.

ACCOUNTING PRONOUNCEMENTS

Laclede Gas has evaluated or is in the process of evaluating the impact that recently issued accounting standards will have on the Utility’s financial position or results of operations upon adoption. For disclosures related to the adoption of new accounting standards, see the New Accounting Standards section of Note 1 of the Notes to Financial Statements.

INFLATION

The accompanying financial statements reflect the historical costs of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital-intensive nature of the business of Laclede Gas, the most significant impact of inflation is on the depreciation of utility plant. Rate regulation, to which Laclede Gas is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. While no plans exist to undertake replacements of plant in service other than normal replacements and those under existing replacement programs, Laclede Gas believes that any higher costs experienced upon replacement of existing facilities would be recovered through the normal regulatory process.

CREDIT RATINGS

Current credit ratings for Laclede Gas issues are as follows:

Type of Facility	S&P	Moody’s	Fitch
Laclede Gas Issuer Rating	A		A-
Laclede Gas First Mortgage Bonds	A	A2	A+
Laclede Gas Commercial Paper	A-1	P-2	F1

The Utility has investment grade ratings and believes that it will have adequate access to the financial markets to meet its capital requirements. These ratings remain subject to review and change by the rating agencies.

CASH FLOWS

Laclede Gas’ short-term borrowing requirements typically peak during colder months when Laclede Gas borrows money to cover the lag between when it purchases its natural gas and when its customers pay for that gas. Changes in the wholesale cost of natural gas (including cash payments for margin deposits associated with the Utility’s use of natural gas derivative instruments), variations in the timing of collections of gas cost under the Utility’s PGA Clause, the seasonality of accounts receivable balances, and the utilization of storage gas inventories cause short-term cash requirements to vary during the year and from year to year, and can cause significant variations in the Utility’s cash provided by or used in operating activities.

Net cash provided by operating activities for fiscal year 2009 was $216.4 million. Net cash used in operating activities for fiscal year 2008 was $45.6 million. Net cash provided by operating activities for fiscal year 2007 was $79.1 million. The improvement in cash flows provided by operating activities in fiscal year 2009 (over fiscal year 2008) was primarily attributable to reduced payments for natural gas storage inventories, other variations in the timing of the collection of gas costs under the PGA Clause, and reduced cash payments to Laclede Group for the Utility’s allocation of income taxes. The reduction in cash flows from operating activities in fiscal year 2008 (over fiscal year 2007) was primarily attributable to increased payments for natural gas storage inventories, other variations in the timing of the collection of gas costs under the PGA Clause, and increased cash payments to Laclede Group for the Utility’s allocation of income taxes.

Net cash used in investing activities for fiscal years 2009, 2008, and 2007 were $51.6 million, $56.4 million, and $55.5 million, respectively. Net cash used in investing activities primarily reflected capital expenditures in all periods.

Net cash used in financing activities for fiscal year 2009 was $166.6 million. Net cash provided by financing activities for fiscal year 2008 was $102.7 million. Net cash used in financing activities for fiscal year 2007 was $23.4 million. The variation in net cash used in financing activities in fiscal year 2009 (over fiscal year 2008) primarily reflects an increase in repayments of short-term debt this year and the net effect of changes in long-term debt during fiscal year 2008, partially offset by the sale of additional shares of common stock to Laclede Group this year. The variation in net cash flows provided by financing activities in fiscal year 2008 (over fiscal year 2007) was primarily attributable to the issuance of additional short-term and long-term debt, partially offset by the maturity of long-term debt.

LIQUIDITY AND CAPITAL RESOURCES

Short-term Debt

As indicated above, the Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks. Laclede Gas has a syndicated line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. In November 2008, the Utility established a seasonal line of credit of $75 million, which expired in March 2009. Including both lines of credit, the largest portion provided by a single bank was 26.8%. During fiscal year 2009, Laclede Gas utilized both its syndicated line of credit and commercial paper for short-term funding. Commercial paper outstanding at September 30, 2009 was $129.8 million, and there were no outstanding bank line advances. The weighted average interest rate on the short-term borrowings was 0.24% per annum at September 30, 2009. Based on total short-term borrowings at September 30, 2009, an increase in interest rate of 100 basis points would decrease pre-tax earnings and cash flows by approximately $1.3 million on an annual basis. Portions of such increases or decreases may be offset through the application of PGA carrying costs. Although Laclede Gas borrowed funds from Laclede Group from time to time within fiscal year 2009, there were no such borrowings outstanding at September 30, 2009. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $386.4 million at any one time during the fiscal year. Excluding borrowings from Laclede Group, the Utility’s maximum borrowings for the year were $309.9 million.

Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2009, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2009, EBITDA was 3.76 times interest expense.

Long-term Debt

At September 30, 2009, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.

Equity and Shelf Registration

Laclede Gas has on file with the Securities and Exchange Commission an effective shelf registration on Form S-3 for issuance of $350 million of First Mortgage Bonds, unsecured debt, and preferred stock, of which $270 million remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until February 15, 2010 to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $370.4 million remains available under this authorization as of November 20, 2009. During fiscal year 2009, pursuant to this authority, the Utility sold 1,218 shares of its common stock to Laclede Group for $42.0 million. On June 30, 2009, the Utility filed an application with the MoPSC requesting authority to issue debt securities and preferred stock, including on a private placement basis, as well as to issue common stock, receive paid-in capital, and enter into capital lease agreements, all for a total of up to $600 million over the next three years. This application is under review by the Commission at this time. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions, as well as future MoPSC authorizations.

On March 31, 2009, Laclede Gas redeemed all of its outstanding 5% Series B and 4.56% Series C preferred stock, totaling $0.6 million, at its par value of $25 per share in addition to the dividend paid on that same date.

Guarantees

Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends into 2014. At September 30, 2009, the maximum guarantees under these leases were $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2009, the carrying value of the liability recognized for these guarantees was $0.4 million.

Other

Utility capital expenditures were $51.4 million in fiscal year 2009, compared with $55.3 million and $56.4 million for fiscal years 2008 and 2007, respectively. Utility capital expenditures are expected to be approximately $67 million in fiscal year 2010. The increase in capital expenditures expected for fiscal year 2010, compared with prior periods, is primarily attributable to anticipated additional purchases associated with software and technology enhancements, as well as other planned improvements to the Utility’s natural gas storage facilities.

Capitalization at September 30, 2009, consisted of 50.8% common stock equity and 49.2% long-term debt.

Laclede Gas’ ratio of earnings to fixed charges was 2.5 for fiscal year 2009, 2.7 for fiscal year 2008, and 2.3 for fiscal year 2007.

It is management’s view that Laclede Gas has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet its anticipated capital requirements, which primarily include capital expenditures, scheduled maturities of long-term debt, short-term seasonal needs, and dividends.

CONTRACTUAL OBLIGATIONS

As of September 30, 2009, Laclede Gas had contractual obligations with payments due as summarized below (in millions):

		Payments due by period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
Principal Payments on Long-Term Debt	$390.0	$—	$25.0	$25.0	$340.0
Interest Payments on Long-Term Debt	509.5	24.6	46.7	43.5	394.7
Operating Leases (a)	15.4	5.1	6.7	3.2	0.4
Purchase Obligations – Natural Gas (b)	514.7	289.9	154.2	49.1	21.5
Purchase Obligations – Other (c)	98.0	16.1	20.7	16.7	44.5
Total (d)	$1,527.6	$335.7	$253.3	$137.5	$801.1

(a)
Operating lease obligations are primarily for office space, vehicles, and power operated equipment. Additional payments will be incurred if renewal options are exercised under the provisions of certain agreements.

(b)
These purchase obligations represent the minimum payments required under existing natural gas transportation and storage contracts and natural gas supply agreements. These amounts reflect fixed obligations as well as obligations to purchase natural gas at future market prices, calculated using September 30, 2009 New York Mercantile Exchange futures prices. Laclede Gas recovers the costs related to its purchases, transportation, and storage of natural gas through the operation of its PGA Clause, subject to prudence review; however, variations in the timing of collections of gas costs from customers affect short-term cash requirements. Additional contractual commitments are generally entered into prior to or during the heating season.

(c)	These purchase obligations reflect miscellaneous agreements for the purchase of materials and the procurement of services necessary for normal operations.
(d)
The categories of Capital Leases and Other Long-Term Liabilities have been excluded from the table above because there are no material amounts of contractual obligations under these categories. Long-term liabilities associated with unrecognized tax benefits, totaling $1.4 million, have been excluded from the table above because the timing of future cash outflows, if any, cannot be reasonably estimated. Also, commitments related to pension and postretirement benefit plans have been excluded from the table above. Laclede Gas expects to make contributions to its qualified, trusteed pension plans totaling $1.6 million in fiscal year 2010. Laclede Gas anticipates a $1.9 million contribution relative to its non-qualified pension plans during fiscal year 2010. With regard to the postretirement benefits, the Utility anticipates it will contribute $11.6 million to the qualified trusts and $0.4 million directly to participants from Laclede Gas’ funds during fiscal year 2010. For further discussion of the Utility’s pension and postretirement benefit plans, refer to Note 2, Pension Plans and Other Postretirement Benefits, of the Notes to Financial Statements.

MARKET RISK

Laclede Gas’ commodity price risk, which arises from market fluctuations in the price of natural gas, is primarily managed through the operation of its PGA Clause. The PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. The Utility is allowed the flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months. The Utility is able to mitigate, to some extent, changes in commodity prices through the use of physical storage supplies and regional supply diversity. Laclede Gas also has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing its price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. However, the timing of recovery for cash payments related to margin requirements may cause short-term cash requirements to vary. Nevertheless, carrying costs associated with such requirements, as well as other variations in the timing of collections of gas costs, are recovered through the PGA Clause. For more information about the Utility’s natural gas derivative instruments, see Note 9, Derivative Instruments and Hedging Activities, of the Notes to Financial Statements.

The Utility is also subject to interest rate risk associated with its long-term and short-term debt issuances. Refer to the Liquidity and Capital Resources section of this Management’s Discussion and Analysis of Financial Condition and Results of Operations for information about the effect of changes in interest rates.

ENVIRONMENTAL MATTERS

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs. For a description of environmental matters, see Note 14, Commitments and Contingencies, of the Notes to Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

Laclede Gas has no off-balance sheet arrangements.

Management Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Laclede Gas’ internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Laclede Gas’ management, including our Chief Executive Officer and Chief Financial Officer, conducted an assessment of the effectiveness of Laclede Gas’ internal control over financial reporting as of September 30, 2009. In making this assessment, management used the criteria in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, management concluded that Laclede Gas’ internal control over financial reporting was effective as of September 30, 2009. Deloitte & Touche LLP, an independent registered public accounting firm, has issued an attestation report on the Laclede Gas’ internal control over financial reporting, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the internal control over financial reporting of Laclede Gas Company (a wholly owned subsidiary of The Laclede Group, Inc.) (The “Company”) as of September 30, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the financial statements and financial statement schedule as of and for the year ended September 30, 2009 of the Company and our report dated November 20, 2009, expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company’s adoption of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (ASC 740, Income Taxes), effective October 1, 2007.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of
Laclede Gas Company
St. Louis, Missouri

We have audited the accompanying balance sheets and statements of capitalization of Laclede Gas Company (a wholly-owned subsidiary of The Laclede Group, Inc.) (the “Company”) as of September 30, 2009 and 2008, and the related statements of income, common shareholder’s equity, comprehensive income, and cash flows for each of the three years in the period ended September 30, 2009. Our audits also included the financial statement schedule listed in the Index at Part IV, Item 15(a) 2. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Laclede Gas Company as of September 30, 2009 and 2008, and the results of its operations and cash flows for each of the three years in the period ended September 30, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 11 to the financial statements, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (ASC 740, Income Taxes), effective October 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of September 30, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 20, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
November 20, 2009

LACLEDE GAS COMPANY
STATEMENTS OF INCOME

(Thousands)
Years Ended September 30	2009	2008	2007

Operating Revenues:
Utility	$1,053,993	$1,128,287	$1,131,554
Other	2,246	2,693	3,415
Total Operating Revenues	1,056,239	1,130,980	1,134,969

Operating Expenses:
Utility
Natural and propane gas	699,984	770,097	797,924
Other operation expenses	146,542	144,611	131,798
Maintenance	27,818	25,827	24,306
Depreciation and amortization	36,751	35,303	34,080
Taxes, other than income taxes	68,639	69,023	68,361
Total Utility Operating Expenses	979,734	1,044,861	1,056,469
Other	2,238	2,641	2,914
Total Operating Expenses	981,972	1,047,502	1,059,383
Operating Income	74,267	83,478	75,586
Other Income and (Income Deductions) - Net	3,128	1,206	4,548
Interest Charges:
Interest on long-term debt	24,583	19,851	22,502
Other interest charges	5,770	10,363	11,101
Total Interest Charges	30,353	30,214	33,603
Income Before Income Taxes	47,042	54,470	46,531
Income Tax Expense	13,859	15,264	14,047
Net Income	33,183	39,206	32,484
Dividends on Redeemable Preferred Stock	15	35	43
Earnings Applicable to Common Stock	$33,168	$39,171	$32,441

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMPREHENSIVE INCOME

(Thousands)
Years Ended September 30	2009	2008	2007

Net Income	$33,183	$39,206	$32,484

Other Comprehensive Income (Loss) Before Tax:
Net gains (losses) on cash flow hedging derivative instruments:
Net hedging gains arising during the period	248	—	—
Reclassification adjustment for gains included in net income	(119)	—	—
Net unrealized gains on cash flow hedging derivative instruments	129	—	—
Defined benefit pension and other postretirement benefit plans:
Minimum pension liability adjustment	—	—	377
Net actuarial loss arising during the period	(1,728)	(271)	—
Amortization of actuarial loss included in net periodic pension and other postretirement benefit cost	199	171	—
Net defined benefit pension and postretirement benefit plans	(1,529)	(100)	377
Other Comprehensive Income (Loss), Before Tax	(1,400)	(100)	377
Income tax expense (benefit) related to items of other comprehensive income (loss)	(540)	(37)	146
Other Comprehensive Income (Loss), Net of Tax	(860)	(63)	231
Comprehensive Income	$32,323	$39,143	$32,715

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
BALANCE SHEETS

(Thousands)
September 30	2009	2008

ASSETS
Utility Plant	$1,280,238	$1,229,174
Less – Accumulated depreciation and amortization	424,309	405,977
Net Utility Plant	855,929	823,197
Other Property and Investments	40,549	37,570

Current Assets:
Cash and cash equivalents	1,402	3,163
Accounts receivable:
Utility	81,262	98,708
Non-utility	1,634	1,601
Associated companies	375	3,028
Other	4,731	4,852
Allowances for doubtful accounts	(10,791)	(12,476)
Inventories:
Natural gas stored underground at LIFO cost	93,313	206,194
Propane gas at FIFO cost	19,847	19,911
Materials, supplies and merchandise at average cost	4,032	5,176
Derivative instrument assets	12,369	54,578
Unamortized purchased gas adjustments	—	33,411
Prepayments and other	7,547	6,635
Total Current Assets	215,721	424,781

Deferred Charges:
Regulatory assets	482,999	334,755
Other	5,089	5,512
Total Deferred Charges	488,088	340,267

Total Assets	$1,600,287	$1,625,815

LACLEDE GAS COMPANY
BALANCE SHEETS (continued)

(Thousands)
September 30	2009	2008

CAPITALIZATION AND LIABILITIES
Capitalization:
Common stock equity	$402,585	$358,628
Redeemable preferred stock (less current sinking fund requirements)	—	467
Long-term debt	389,240	389,181
Total Capitalization	791,825	748,276

Current Liabilities:
Notes payable	129,800	215,900
Notes payable – associated companies	—	89,216
Accounts payable	30,220	58,483
Advance customer billings	21,140	25,548
Current portion of preferred stock	—	160
Wages and compensation accrued	12,682	12,197
Dividends payable	8,535	8,407
Customer deposits	12,400	14,020
Interest accrued	9,943	10,094
Taxes accrued	12,414	10,434
Unamortized purchased gas adjustments	3,130	—
Deferred income taxes current	912	7,781
Other	10,737	8,720
Total Current Liabilities	251,913	460,960

Deferred Credits and Other Liabilities:
Deferred income taxes	256,381	222,379
Unamortized investment tax credits	3,754	3,973
Pension and postretirement benefit costs	202,681	98,513
Asset retirement obligations	25,495	26,817
Regulatory liabilities	44,225	42,191
Other	24,013	22,706
Total Deferred Credits and Other Liabilities	556,549	416,579
Commitments and Contingencies (Note 14)
Total Capitalization and Liabilities	$1,600,287	$1,625,815

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CAPITALIZATION

(Thousands, Except for Shares and Per Share Amounts)
September 30	2009	2008

Common Stock Equity:
Common stock, par value $1 per share and Paid-in Capital:
Authorized – 2009 and 2008, 50,000,000 shares
Issued – 2009, 11,634 shares; and 2008, 10,416 shares	$203,754	$157,883
Retained earnings	201,450	202,535
Accumulated other comprehensive loss	(2,619)	(1,790)
Total Common Stock Equity	402,585	358,628

Redeemable Preferred Stock, par value
$25 per share (1,480,000 shares authorized)
Issued and outstanding:
5% Series B – 2008, 19,200 shares	—	320
4.56% Series C – 2008, 5,894 shares	—	147
Total Redeemable Preferred Stock	—	467

Long-Term Debt:
First Mortgage Bonds:
6-1/2% Series, due November 15, 2010	25,000	25,000
6-1/2% Series, due October 15, 2012	25,000	25,000
5-1/2% Series, due May 1, 2019	50,000	50,000
7% Series, due June 1, 2029	25,000	25,000
7.90% Series, due September 15, 2030	30,000	30,000
6% Series, due May 1, 2034	100,000	100,000
6.15% Series, due June 1, 2036	55,000	55,000
6.35% Series, due October 15, 2038	80,000	80,000
Total	390,000	390,000
Unamortized discount, net of premium, on long-term debt	(760)	(819)
Total Long-Term Debt	389,240	389,181
Total Capitalization	$791,825	$748,276

Long-term debt and preferred stock dollar amounts are exclusive of current portion.

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF COMMON SHAREHOLDER’S EQUITY

	Common Stock Issued		Paid-in	Retained	Accum. Other Comp.
(Thousands, Except for Shares)	Shares	Amount	Capital	Earnings	Income	Total

BALANCE OCTOBER 1, 2006	10,197	$10	$145,517	$194,807	$(834)	$339,500
Net income	—	—	—	32,484	—	32,484
Dividends declared:
Common stock	—	—	—	(31,520)	—	(31,520)
Preferred stock	—	—	—	(43)	—	(43)
Stock-based compensation costs	—	—	1,912	—	—	1,912
Tax benefit – stock compensation	—	—	263	—	—	263
Other comprehensive income, net of tax	—	—	—	—	231	231
Issuance of common stock to Laclede Group	110	—	3,808	—	—	3,808
Adoption of SFAS No. 158, as codified in ASC Topic 715, net of tax	—	—	—	—	(1,124)	(1,124)
BALANCE SEPTEMBER 30, 2007	10,307	10	151,500	195,728	(1,727)	345,511
Adoption of FIN 48, as codified in ASC Topic 740, as of October 1, 2007	—	—	—	447	—	447
Net income	—	—	—	39,206	—	39,206
Dividends declared:
Common stock	—	—	—	(32,811)	—	(32,811)
Preferred stock	—	—	—	(35)	—	(35)
Stock-based compensation costs	—	—	2,036	—	—	2,036
Tax benefit – stock compensation	—	—	534	—	—	534
Other comprehensive loss, net of tax	—	—	—	—	(63)	(63)
Issuance of common stock to Laclede Group	109	—	3,803	—	—	3,803
BALANCE SEPTEMBER 30, 2008	10,416	10	157,873	202,535	(1,790)	358,628
Net income	—	—	—	33,183	—	33,183
Dividends declared:
Common stock	—	—	—	(34,108)	—	(34,108)
Preferred stock	—	—	—	(15)	—	(15)
Stock-based compensation costs	—	—	3,228	—	—	3,228
Tax benefit – stock compensation	—	—	663	—	—	663
Other comprehensive loss, net of tax	—	—	—	—	(860)	(860)
Issuance of common stock to Laclede Group	1,218	2	41,978	—	—	41,980
Adoption of SFAS No. 158, as codified in ASC Topic 715, net of tax	—	—	—	(145)	31	(114)
BALANCE SEPTEMBER 30, 2009	11,634	$12	$203,742	$201,450	$(2,619)	$402,585

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
STATEMENTS OF CASH FLOWS

(Thousands)
Years Ended September 30	2009	2008	2007

Operating Activities:
Net Income	$33,183	$39,206	$32,484
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	36,751	35,303	34,080
Deferred income taxes and investment tax credits	21,404	6,635	(11,545)
Other – net	1,557	3,553	1,359
Changes in assets and liabilities:
Accounts receivable – net	18,502	4,776	(2,267)
Unamortized purchased gas adjustments	36,541	(20,598)	31,568
Deferred purchased gas costs	(45,234)	(19,614)	13,381
Accounts payable	(27,631)	8,024	(6,616)
Advance customer billings – net	(4,408)	108	(6,003)
Taxes accrued	1,938	(6,126)	3,665
Natural gas stored underground	102,795	(67,996)	(781)
Other assets and liabilities	41,044	(28,860)	(10,253)
Net cash provided by (used in) operating activities	216,442	(45,589)	79,072

Investing Activities:
Capital expenditures	(51,384)	(55,304)	(56,434)
Other investments	(261)	(1,119)	921
Net cash used in investing activities	(51,645)	(56,423)	(55,513)

Financing Activities:
Issuance of First Mortgage Bonds	—	80,000	—
Maturity of First Mortgage Bonds	—	(40,000)	—
(Repayment) issuance of short-term debt - net	(175,316)	93,716	4,100
Changes in book overdrafts	652	—	—
Dividends paid	(33,837)	(32,497)	(31,245)
Issuance of common stock to Laclede Group	41,980	3,803	3,808
Excess tax benefits from stock-based compensation	706	387	77
Preferred stock redeemed/reacquired	(627)	(160)	(159)
Other	(116)	(2,528)	—
Net cash (used in) provided by financing activities	(166,558)	102,721	(23,419)

Net (Decrease) Increase in Cash and Cash Equivalents	(1,761)	709	140
Cash and Cash Equivalents at Beginning of Year	3,163	2,454	2,314
Cash and Cash Equivalents at End of Year	$1,402	$3,163	$2,454

Supplemental Disclosure of Cash Paid (Refunded) During the Year for:
Interest	$29,873	$30,992	$31,776
Income taxes	(13,088)	21,178	6,734

See the accompanying Notes to Financial Statements.

LACLEDE GAS COMPANY
NOTES TO FINANCIAL STATEMENTS

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION - The financial statements include the accounts of Laclede Gas Company (Laclede Gas or the Utility).
In compliance with generally accepted accounting principles (GAAP), transactions between Laclede Gas and its affiliates as well as intercompany balances on Laclede Gas’ Balance Sheets have not been eliminated from the Laclede Gas financial statements.
Laclede Gas is a wholly-owned subsidiary of The Laclede Group, Inc. (Laclede Group or the Company). Laclede Gas provides administrative and general support to affiliates. All such costs, which are not material, are billed to the appropriate affiliates. Also, Laclede Group may charge or reimburse Laclede Gas for certain tax-related amounts. Unpaid balances relating to these activities are reflected in the Laclede Gas Balance Sheets as Accounts receivable-Associated companies or as Accounts payable-associated companies. Additionally, Laclede Gas may, on occasion, borrow funds from affiliated companies. Unpaid balances relating to these arrangements, if any, are reflected in Notes payable-associated companies.
NATURE OF OPERATIONS - Laclede Gas is a public utility engaged in the retail distribution of natural gas. Laclede Gas serves an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten counties in eastern Missouri. As an adjunct to its gas distribution business, Laclede Gas operates an underground natural gas storage field.
USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.
SYSTEM OF ACCOUNTS - The accounts of Laclede Gas are maintained in accordance with the Uniform System of Accounts prescribed by the Missouri Public Service Commission (MoPSC or Commission), which system substantially conforms to that prescribed by the Federal Energy Regulatory Commission (FERC).
UTILITY PLANT, DEPRECIATION AND AMORTIZATION - Utility plant is stated at original cost. The cost of additions to utility plant includes contracted work, direct labor and materials, allocable overheads, and an allowance for funds used during construction. The costs of units of property retired, replaced, or renewed are removed from utility plant and are charged to accumulated depreciation. Maintenance and repairs of property and replacement and renewal of items determined to be less than units of property are charged to maintenance expenses.
Utility plant is depreciated on a straight-line basis at rates based on estimated service lives of the various classes of property. In fiscal years 2009, 2008, and 2007, annual depreciation and amortization expense averaged 3.1% of the original cost of depreciable and amortizable property.
The Utility’s capital expenditures were $51.4 million, $55.3 million, and $56.4 million for fiscal years 2009, 2008, and 2007, respectively. Additionally, the Utility had recorded accruals for capital expenditures totaling $1.7 million for September 30, 2009 and $2.3 million for September 30, 2008. Accrued capital expenditures at September 30, 2007 were not material. Accrued capital expenditures are excluded from the Statements of Cash Flows.

ASSET RETIREMENT OBLIGATIONS - Laclede Gas records legal obligations associated with the retirement of long-lived assets in the period in which the obligations are incurred, if sufficient information exists to reasonably estimate the fair value of the obligations. Obligations are recorded as both a cost of the related long-lived asset and as a corresponding liability. Subsequently, the asset retirement costs are depreciated over the life of the asset and the asset retirement obligations are accreted to the expected settlement amounts. The Utility has recorded asset retirement obligations associated with certain safety requirements to purge and seal gas distribution mains upon retirement, the plugging and abandonment of storage wells and other storage facilities, specific service line obligations, and certain removal and disposal obligations related to components of Laclede Gas’ distribution system and general plant. As authorized by the MoPSC, Laclede Gas accrues future asset removal costs associated with its property, plant and equipment even if a legal obligation does not exist. Such accruals are provided for through depreciation expense and are recorded with corresponding credits to regulatory liabilities. When Laclede Gas retires depreciable utility plant and equipment, it charges the associated original costs to accumulated depreciation and amortization, and any related removal costs incurred are charged to regulatory liabilities. The difference between removal costs recognized in depreciation rates and the accretion expense and depreciation expense recognized for financial reporting purposes is a timing difference between recovery of these costs in rates and their recognition for financial reporting purposes. Accordingly, these differences are deferred as regulatory liabilities. In the rate setting process, the regulatory liability is deducted from the rate base upon which the Utility has the opportunity to earn its allowed rate of return.
The following table presents a reconciliation of the beginning and ending balances of Asset retirement obligations at September 30 as reported in the Balance Sheets:

(Thousands)	2009	2008

Asset retirement obligations, beginning of year	$26,817	$26,054
Liabilities incurred during the period	415	235
Liabilities settled during the period	(2,767)	(1,035)
Accretion	1,566	1,563
Revisions in estimated cash flows	(536)	—
Asset retirement obligations, end of year	$25,495	$26,817

REGULATED OPERATIONS - Laclede Gas accounts for its regulated operations in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 980, “Regulated Operations.” This Topic sets forth the application of GAAP for those companies whose rates are established by or are subject to approval by an independent third-party regulator. The provisions of this accounting guidance require, among other things, that financial statements of a regulated enterprise reflect the actions of regulators, where appropriate. These actions may result in the recognition of revenues and expenses in time periods that are different than non-regulated enterprises. When this occurs, costs are deferred as assets in the balance sheet (regulatory assets) and recorded as expenses when those amounts are reflected in rates. Also, regulators can impose liabilities upon a regulated company for amounts previously collected from customers and for recovery of costs that are expected to be incurred in the future (regulatory liabilities).

The following regulatory assets and regulatory liabilities were reflected in the Balance Sheets as of September 30:

(Thousands)	2009	2008

Regulatory Assets:
Future income taxes due from customers	$91,782	$85,456
Pension and postretirement benefit costs	280,939	182,890
Unamortized purchased gas adjustments	—	33,411
Purchased gas costs	94,305	49,071
Compensated absences	7,425	7,253
Cold weather rule	5,264	6,074
Other	3,284	4,011
Total Regulatory Assets	$482,999	$368,166
Regulatory Liabilities:
Unamortized purchased gas adjustments	$3,130	$—
Unamortized investment tax credits	3,754	3,973
Accrued cost of removal	41,590	35,922
Other	2,635	6,269
Total Regulatory Liabilities	$51,109	$46,164

As authorized by the MoPSC, Laclede Gas discontinued deferring certain costs for future recovery, as expenses associated with those specific areas were included in approved rates effective December 27, 1999. Previously deferred costs of $10.5 million are being recovered and amortized on a straight-line basis over a fifteen-year period, without return on investment. Amortization of these costs totaled $6.9 million from December 27, 1999 through September 30, 2009. Previously deferred costs of $2.1 million are being recovered and amortized on a straight-line basis over a 10 year period, without return on investment. Amortization of these costs totaled $2.0 million from December 27, 1999 through September 30, 2009.
NATURAL GAS STORED UNDERGROUND - Inventory of Utility natural gas in storage is priced on a last-in, first-out (LIFO) basis. The replacement cost of natural gas stored underground for current use at September 30, 2009 and September 30, 2008 was less than the LIFO cost by $33.1 million and $21.8 million, respectively. The inventory carrying value is not adjusted to the lower of cost or market prices because, pursuant to the Laclede Gas Purchased Gas Adjustment (PGA) Clause, actual gas costs are recovered in customer rates.
REVENUE RECOGNITION - Laclede Gas reads meters and bills its customers on monthly cycles. The Utility records its utility operating revenues from gas sales and transportation services on an accrual basis that includes estimated amounts for gas delivered, but not yet billed. The accruals for unbilled revenues are reversed in the subsequent accounting period when meters are actually read and customers are billed. The amounts of accrued unbilled revenues at September 30, 2009 and 2008, for the Utility, were $12.7 million and $13.5 million, respectively.
PURCHASED GAS ADJUSTMENTS AND DEFERRED ACCOUNT – As authorized by the MoPSC, the PGA Clause allows Laclede Gas to flow through to customers, subject to prudence review, the cost of purchased gas supplies. To better match customer billings with market natural gas prices, the Utility is allowed to file to modify, on a periodic basis, the level of gas costs in its PGA. Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. The MoPSC clarified that costs, cost reductions, and carrying costs associated with the Utility’s use of natural gas derivative instruments are gas costs recoverable through the PGA mechanism. Certain other provisions of the PGA Clause are included below:
•
The tariffs allow the Utility flexibility to make up to three discretionary PGA changes during each year, in addition to its mandatory November PGA change, so long as such changes are separated by at least two months.

•
The Utility is authorized to recover gas inventory carrying costs through its PGA rates to recover costs it incurs to finance its investment in gas supplies that are purchased during the storage injection season for sale during the heating season. The Utility is also authorized to apply carrying costs to all over- or under-recoveries of gas costs, including costs and cost reductions associated with the use of derivative instruments, including cash payments for margin deposits.

•
Previously, the MoPSC approved a plan applicable to the Utility’s gas supply commodity costs under which it could retain up to 10% of cost savings associated with the acquisition of natural gas below an established benchmark level of gas cost. This gas supply cost management program required that if Laclede Gas’ retention of cost savings reached $5 million, the Utility would retain 1% of any remaining cost savings. The settlement of the Utility’s 2007 rate case provides certain modifications to the plan, including a provision that allows the Utility to retain 10% of cost savings, up to a maximum of $3.0 million annually, commencing October 1, 2007. The Utility recorded $0.6 million in pre-tax income under the plan in fiscal year 2008. Laclede Gas did not record any income under the plan during fiscal years 2009 and 2007. Income recorded under the plan is included in Utility Operating Revenues on the Statements of Income.

Pursuant to the provisions of the PGA Clause, the difference between actual costs incurred and costs recovered through the application of the PGA (including costs and cost reductions associated with the use of derivative instruments and gas inventory carrying costs), amounts due to or from customers related to operation of the gas supply cost management program, refunds received from the Utility’s suppliers in connection with gas supply, transportation, and storage services, and carrying costs on such over- or under-recoveries are reflected as a deferred charge or credit until fiscal year end. At that time, the balance is classified as a current asset or current liability and recovered from or credited to customers over an annual period commencing in November. The balance in the current account is amortized as amounts are reflected in customer billings. Effective October 1, 2007, the PGA Clause also provides for the treatment of income from off-system sales and capacity release revenues, as described below.
OFF-SYSTEM SALES - In conjunction with the settlement of the 2005 rate case, effective October 1, 2005, the Utility retained all pre-tax income from off-system sales and capacity release revenues up to $12 million annually. Pre-tax amounts in excess of $12 million were shared with customers, with the Utility retaining 50% of amounts exceeding that threshold. Pursuant to the settlement of the 2007 rate case, the pre-tax amounts in excess of $12 million to be shared with customers resulting from amounts earned in fiscal years 2006 and 2007, totaling approximately $7 million, were flowed back to customers over an annual period commencing in November 2007. In addition, the portion of pre-tax income to be shared with customers was increased beginning October 1, 2007. The customer share of such income is determined in accordance with the table below. The difference between the actual amount allocated to customers for each fiscal year and the estimated amount assumed in PGA rates is recovered from or credited to customers over an annual period commencing in the subsequent November.

Pre-tax Income	Customer Share	Company Share
First $2 million	85%	15%
Next $2 million	80%	20%
Next $2 million	75%	25%
Amounts exceeding $6 million	70%	30%

INCOME TAXES - Laclede Gas has elected, for tax purposes only, various accelerated depreciation provisions of the Internal Revenue Code. In addition, certain other costs are expensed currently for tax purposes while being deferred for book purposes. Effective October 1, 2007, generally accepted accounting principles require that tax benefits be recognized in the financial statements as determined by new recognition and measurement provisions. These provisions permit the benefit from a tax position to be recognized only if, and to the extent that, it is more likely than not that the tax position will be sustained upon examination by the taxing authority, based on the technical merits of the position. Unrecognized tax benefits and related interest and penalties, if any, are recorded as liabilities or as a reduction to deferred tax assets. Laclede Gas records deferred tax liabilities and assets measured by enacted tax rates for the net tax effect of all temporary differences between the carrying amounts of assets and liabilities in the financial statements, and the related tax basis. Changes in enacted tax rates, if any, and certain property basis differences will be reflected by entries to regulatory asset or regulatory liability accounts.
Laclede Gas’ investment tax credits utilized prior to 1986 have been deferred and are being amortized in accordance with regulatory treatment over the useful life of the related property.
Laclede Group files a consolidated federal income tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer.
CASH AND CASH EQUIVALENTS - All highly liquid debt instruments purchased with original maturities of three months or less are considered to be cash equivalents. Such instruments are carried at cost, which approximates market value. Outstanding checks on the Utility’s controlled disbursement bank accounts in excess of funds on deposit create book overdrafts (which are funded at the time checks are presented for payment) and are classified as Other in the Current Liabilities section of the Balance Sheets. Changes in book overdrafts between periods are reflected as Financing Activities in the Statements of Cash Flows.

GROSS RECEIPTS AND SALES TAXES - Gross receipts taxes associated with Laclede Gas’ natural gas utility service are imposed on the Utility and billed to its customers. These amounts are recorded gross in the Statements of Income. Amounts recorded in Utility Operating Revenues were $51.6 million, $52.5 million, and $51.8 million for fiscal years 2009, 2008, and 2007, respectively. Gross receipts taxes are expensed by the Utility and included in the Taxes, other than income taxes line.
Sales taxes imposed on applicable Utility sales are billed to customers. These amounts are not recorded in the Statements of Income, but are recorded as tax collections payable and included in the Other line of the Current Liabilities section of the Balance Sheets.
ALLOWANCES FOR DOUBTFUL ACCOUNTS - Estimates of the collectibility of trade accounts receivables are based on historical trends, age of receivables, economic conditions, credit risk of specific customers, and other factors. The Utility’s provision for uncollectible accounts is dependent on the regulatory treatment provided for such costs. The Utility was allowed to defer for future recovery uncollectible expenses associated with amendments to the Cold Weather Rule for fiscal year 2007, as approved by the MoPSC.
GROUP MEDICAL AND WORKERS’ COMPENSATION RESERVES - Laclede Gas self-insures its group medical and workers’ compensation costs and carries stop-loss coverage in relation to medical claims and workers’ compensation claims. Reserves for amounts incurred but not reported are established based on historical cost levels and lags between occurrences and reporting.
SUBSEQUENT EVENTS - The preparation of financial statements in accordance with generally accepted accounting principles requires the consideration of events or transactions that occur after the balance sheet date but before the financial statements are issued. Depending on the nature of the subsequent event, financial statement recognition or disclosure of the subsequent event is required. In preparing its financial statements, Laclede Gas has evaluated subsequent events known through the time of this filing on November 20, 2009, the date the financial statements were issued.
STOCK-BASED COMPENSATION - Officers and employees of Laclede Gas, as determined by the Compensation Committee of Laclede Group’s Board of Directors, are eligible to be selected for awards under the Laclede Group 2006 Equity Incentive Plan. Grants of awards may be earned by achieving performance objectives and/or other criteria as determined by the Compensation Committee. Awards may include restricted stock, restricted stock units, qualified and non-qualified stock options, stock appreciation rights, and performance shares payable in stock, cash, or a combination of both. The 2006 Plan generally provides a minimum vesting period of at least three years for each type of award. For Laclede Group’s non-employee directors, shares are awarded under the Restricted Stock Plan for Non-Employee Directors. These awards vest depending upon the participant’s age upon entering the plan and years of service as a director. Shares of Laclede Gas common stock, which are 100% owned by Laclede Group, are not transacted under the plans. Laclede Group accounts for awards under these plans in accordance with GAAP, and allocates applicable compensation costs to its subsidiaries. In January 2009, shareholders of Laclede Group approved an amendment to the Restricted Stock Plan for Non-Employee Directors (Plan), increasing the number of shares of common stock available under the Plan to 150,000 from 50,000. For awards made to its employees, the Utility records its allocation of compensation cost from Laclede Group with a corresponding increase to additional paid-in capital.
The amounts of compensation cost allocated to the Utility for share-based compensation arrangements are presented below:

(Thousands)	2009	2008	2007

Total compensation cost	$3,483	$2,263	$2,029
Compensation cost capitalized	(815)	(578)	(524)
Compensation cost recognized in net income	2,668	1,685	1,505
Income tax benefit recognized in net income	(1,029)	(650)	(582)
Compensation cost recognized in net income, net of income tax	$1,639	$1,035	$923

As of September 30, 2009, there was $4.5 million in unrecognized compensation cost related to nonvested share-based compensation arrangements that is expected to be allocated to the Utility over a weighted average period of 2.3 years.

NEW ACCOUNTING STANDARDS - In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements,” as codified in ASC Topic 820, “Fair Value Measurements and Disclosures.” This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The Statement applies to fair value measurements required under other accounting guidance that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. The guidance in this Statement does not apply to Laclede Group’s stock-based compensation plans accounted for in accordance with ASC Topic 718, “Compensation-Stock Compensation.” The Utility partially adopted SFAS No. 157 on October 1, 2008 and elected the one-year deferral allowed by FASB Staff Position (FSP) No. FAS 157-2, which permits delayed application of this Statement for nonfinancial assets and nonfinancial liabilities, except for those recognized or disclosed at fair value on a recurring basis. The partial adoption of this Statement had no impact on the Utility’s financial position or results of operations. For disclosures required pursuant to ASC Topic 820, see Note 8, Fair Value Measurements. The Utility will adopt SFAS No. 157 for certain nonfinancial assets and nonfinancial liabilities (primarily asset retirement obligations) as of the beginning of fiscal year 2010 and does not anticipate that such adoption will have a material impact on the Utility’s financial position or results of operations.
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” as codified in ASC Topic 715, “Compensation-Retirement Benefits.” Laclede Gas adopted the recognition and disclosure provisions of this Statement effective September 30, 2007. The Statement also requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. As a result of adopting this provision on September 30, 2009, the Utility changed the measurement date for its pension and other postretirement benefit plans from June 30 to September 30. Adoption required certain adjustments to retained earnings and accumulated other comprehensive income. However, the majority of these adjustments, attributable to the Utility’s qualified pension plans and other postretirement benefit plans, were deferred with entries to regulatory assets. For details on the effect of adoption, refer to Note 2, Pension Plans and Other Postretirement Benefits.
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” as codified in ASC Topic 825, “Financial Instruments.” The Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. This Statement does not affect any existing accounting literature that requires certain assets and liabilities to be carried at fair value. Upon adoption, entities are permitted to choose, at specified election dates, to measure eligible items at fair value (fair value option). Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each reporting date. The decision about whether to elect the fair value option is applied instrument by instrument with few exceptions. The decision is also irrevocable (unless a new election date occurs) and must be applied to entire instruments and not to portions of instruments. SFAS No. 159 requires that cash flows related to items measured at fair value be classified in the statement of cash flows according to their nature and purpose as required by ASC Topic 230, “Statement of Cash Flows.” The Utility adopted SFAS No. 159 on October 1, 2008. The Utility did not elect the fair value option for any instruments not currently reported at fair value. Therefore, the adoption of this Statement had no effect on the Utility’s financial position or results of operations.
In June 2007, the FASB ratified the consensus reached in Emerging Issues Task Force (EITF) Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” This EITF Issue is codified in ASC Topic 718. This Issue addresses how an entity should recognize the tax benefit received on dividends that are (a) paid to employees holding equity-classified nonvested shares, equity-classified nonvested share units, or equity-classified outstanding share options and (b) charged to retained earnings. The Task Force reached a consensus that such tax benefits should be recognized as an increase in additional paid-in capital. This Issue also addresses how the accounting for these tax benefits is affected if an entity’s estimate of forfeitures changes in subsequent periods. With the adoption of this EITF Issue on October 1, 2008, the Utility now records these income tax benefits as increases to additional paid-in capital. Previously, the Utility recorded these income tax benefits as reductions to income tax expense. Adoption of this EITF Issue did not have a material effect on the Utility’s financial position or results of operations.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities.” This Statement is codified in ASC Topic 815, “Derivatives and Hedging,” and requires enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under ASC Topic 815, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This Statement was effective for the Utility’s interim and annual financial statements beginning with the second quarter of fiscal year 2009. The Statement does not require disclosures for periods prior to initial adoption. The adoption of this standard had no effect on the Utility’s financial position or results of operations. For disclosures required pursuant to ASC Topic 815, see Note 9, Derivative Instruments and Hedging Activities.
In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets,” as codified in ASC Topic 715. This FSP provides guidance on an employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The FSP requires disclosure of information regarding investment policies and strategies, the categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. The Utility will be required to provide the additional disclosures with its annual financial statements for fiscal year 2010. The Utility is currently evaluating the provisions of this FSP.
In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments,” as codified in ASC Topic 820 and ASC Topic 270, “Interim Reporting.” This FSP requires entities to provide disclosure of the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the balance sheet, in interim reporting periods. Prior to the issuance of this FSP, such disclosures were required only in annual reporting periods. The FSP does not require disclosures for earlier periods presented for comparative purposes at initial adoption. The Utility adopted this FSP in the third quarter of fiscal year 2009.
In May 2009, the FASB issued SFAS No. 165, “Subsequent Events,” as codified in ASC Topic 855, “Subsequent Events.” Subsequent events are events or transactions that occur after the balance sheet date but before financial statements are issued or are available to be issued. The Statement carries forward the guidance on this topic that is currently contained in the auditing literature with certain minor changes that are not expected to significantly affect current practice. The Utility adopted the Statement on a prospective basis in the third quarter of fiscal year 2009. The adoption of this Statement had no effect on the Utility’s financial statements. For disclosure of the date through which the Utility has evaluated subsequent events, see the Subsequent Events section above.
In June 2009, the FASB issued SFAS No. 168, “The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles.” This Statement, also known as Accounting Standards Update (ASU) No. 2009-01, is a replacement of SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which the Utility previously adopted on November 15, 2008 without any effect on the financial statements. SFAS No. 168 establishes the FASB Accounting Standards Codification™ (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Laclede Gas adopted SFAS No. 168 in the fourth quarter of fiscal year 2009. The Codification does not change GAAP, but it reorganizes the guidance into approximately 90 different topics using a consistent structure. Accordingly, the Utility’s adoption of SFAS No. 168 had no effect on its financial position, results of operations, or cash flows. Upon adoption of SFAS No. 168, essentially all existing non-Securities and Exchange Commission (SEC) accounting guidance not included in the Codification was superseded and deemed nonauthoritative. As such, the Utility has modified certain references to specific accounting standards included in this filing.
In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value,” to update ASC Topic 820. The guidance provides clarification on measuring liabilities at fair value when a quoted price in an active market is not available. In such circumstances, the ASU specifies that a valuation technique should be applied that uses either the quote of the identical liability when traded as an asset, the quoted prices for similar liabilities or similar liabilities when traded as assets, or another valuation technique consistent with existing fair value measurement guidance. This ASU is effective for Laclede Gas in the first quarter of fiscal year 2010 and is not expected to have a material impact on the Utility’s financial position or results of operations.

2.	PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

In September 2009, the Utility adopted the measurement date provisions in ASC Topic 715. ASC Topic 715 requires that plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. The Utility previously used a June 30 valuation date for its benefit plans. To change to a September 30 measurement date, the Utility elected to use the 15-month alternative transition approach, wherein benefit costs for the period between June 30, 2008 and September 30, 2009 are allocated proportionately between a retained earnings adjustment and periodic benefit cost for the period. As a result of changing the measurement date, excluding the effect of income taxes, the Utility recorded a one-time cumulative effect adjustment to reduce retained earnings by $0.2 million, increase accumulated other comprehensive income by $50,000, and pursuant to ASC Topic 980, increase net regulatory assets by $5.1 million. In conjunction with the adoption, the Utility recorded increases to benefit liabilities totaling $5.3 million.

Pension Plans

Laclede Gas has non-contributory defined benefit, trusteed forms of pension plans covering substantially all employees. Effective January 1, 2009, the Utility modified the calculation of future benefits under the primary plan from a years of service and final average compensation formula to a cash balance formula, which accrues benefits based on a percentage of compensation. Benefits attributable to plan participation prior to January 1, 2009 will be based on final average compensation at the date of termination of employment and years of service earned through January 1, 2009. Plan assets consist primarily of corporate and U.S. government obligations and equity investments.
Pension costs in 2009, 2008, and 2007 amounted to $6.2, $6.1, and $5.5 million, respectively, including amounts charged to construction.
The net periodic pension costs include the following components:

(Thousands)	2009	2008	2007

Service cost – benefits earned during the period	$8,936	$12,970	$12,422
Interest cost on projected benefit obligation	20,957	18,680	17,929
Expected return on plan assets	(20,938)	(20,650)	(20,295)
Amortization of prior service cost	1,035	1,088	1,143
Amortization of actuarial loss	3,096	3,165	3,673
Sub-total	13,086	15,253	14,872
Loss on lump-sum settlement	—	—	803
Regulatory adjustment	(6,890)	(9,120)	(10,131)
Net pension cost	$6,196	$6,133	$5,544

Other changes in plan assets and pension benefit obligations recognized in other comprehensive income include the following:

(Thousands)	2009	2008

Current year actuarial loss	$84,187	$18,050
Amortization of actuarial loss	(3,096)	(3,165)
Amortization of prior service cost	(1,035)	(1,088)
Sub-total	80,056	13,797
Regulatory adjustment	(78,527)	(13,697)
Total recognized in other comprehensive income	$1,529	$100

Changes in the minimum pension liability resulted in credits to other comprehensive income of $0.4 million in fiscal year 2007, excluding the effect of regulatory treatment. After the effect of regulatory treatment, credits recognized in other comprehensive income for fiscal year 2007 were also $0.4 million.

Pursuant to the provisions of the Laclede Gas pension plans, pension obligations may be satisfied by lump-sum cash payments. Pursuant to a MoPSC Order, lump-sum payments are recognized as settlements (which can result in gains or losses) only if the total of such payments exceeds 100% of the sum of service and interest costs. No lump-sum payments were recognized as settlements during fiscal years 2009 and 2008. Lump-sum payments recognized as settlements during fiscal year 2007 were $3.0 million.
Pursuant to a MoPSC Order, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains or losses not yet includible in pension cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. The recovery in rates for the Utility’s qualified pension plans is based on an allowance of $4.1 million annually effective October 1, 2005 and $4.8 million annually effective August 1, 2007. The difference between this amount and pension expense as calculated pursuant to the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.
The following table sets forth the reconciliation of the beginning and ending balances of the pension benefit obligation at September 30:

(Thousands)	2009 *	2008

Benefit obligation at beginning of year	$308,736	$293,265
Service cost	12,371	12,970
Interest cost	26,150	18,680
Actuarial loss (gain)	54,769	(19)
Gross benefits paid	(23,994)	(16,160)

Benefit obligation at end of year	$378,032	$308,736

Accumulated benefit obligation at end of year	$305,255	$238,769

*	Due to the change in measurement date, fiscal year 2009 amounts reflect 15 months of activity from July 1, 2008 to September 30, 2009.

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2009 *	2008

Fair value of plan assets at beginning of year	$248,346	$260,280
Actual return on plan assets	(3,245)	2,581
Employer contributions	2,581	1,645
Gross benefits paid	(23,994)	(16,160)
Fair value of plan assets at end of year	$223,688	$248,346

Funded status of plans	$(154,344)	$(60,390)
Fourth quarter contribution adjustment	—	56
Funded status, end of year	$(154,344)	$(60,334)

*	Due to the change in measurement date, fiscal year 2009 amounts reflect 15 months of activity from July 1, 2008 to September 30, 2009.

The following table sets forth the amounts recognized in the Balance Sheets at September 30:

(Thousands)	2009	2008

Noncurrent assets	$—	$—
Current liabilities	(1,920)	(1,460)
Noncurrent liabilities	(152,424)	(58,874)
Total	$(154,344)	$(60,334)

Pre-tax amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic pension cost consist of:
Net actuarial loss	$162,689	$82,371
Prior service costs	9,950	11,244
Sub-total	172,639	93,615
Adjustments for amounts included in Regulatory Assets	(168,246)	(90,701)
Total	$4,393	$2,914

At September 30, 2009, the following pre-tax amounts are expected to be amortized from accumulated other comprehensive income into net periodic pension cost during fiscal year 2010:

(Thousands)

Amortization of net actuarial loss	$8,139
Amortization of prior service cost	1,035
Sub-total	9,174
Regulatory adjustment	(8,781)
Total	$393

The assumptions used to calculate net periodic pension costs are as follows:

	2009	2008	2007

Weighted average discount rate	6.60%	6.25%	6.25%
Weighted average rate of future compensation increase	3.75%	3.50%	3.50%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.
The assumptions used to calculate the benefit obligations are as follows:

	2009	2008

Weighted average discount rate	5.25%	6.60%
Weighted average rate of future compensation increase	3.25%	3.75%

Following are the projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for plans that have a projected benefit obligation and an accumulated benefit obligation in excess of plan assets:

(Thousands)	2009	2008

Projected benefit obligation	$378,032	$308,736
Fair value of plan assets	223,688	248,346

Accumulated benefit obligation	305,255	24,938
Fair value of plan assets	223,688	12,727

Following are the targeted and actual plan assets by category:

	2010	2009	2008
	Target	Actual	Actual

Equity Securities	50%	50%	46%
Debt Securities	50%	50%	54%
Total	100%	100%	100%

Laclede Gas’ investment policy is designed to preserve, to the extent possible, the current funded status of the plan and minimize contributions to the trusts. The policy seeks to maximize investment returns consistent with these objectives and Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with the policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas generally rebalances plan assets quarterly if the actual allocation deviates from the target allocation by more than 2%.
Following are expected pension benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Pensions from Qualified Trust	Pensions from Laclede Gas Funds

2010	$17.3	$1.9
2011	18.6	2.5
2012	19.3	1.2
2013	23.0	0.9
2014	25.6	0.7
2015 – 2019	176.6	3.2

The funding policy of Laclede Gas is to contribute an amount not less than the minimum required by government funding standards, nor more than the maximum deductible amount for federal income tax purposes. Contributions to the pension plans in fiscal year 2010 are anticipated to be $1.6 million into the qualified trusts, and $1.9 million into the non-qualified plans.

Postretirement Benefits

Laclede Gas provides certain life insurance benefits at retirement. Medical insurance is available after early retirement until age 65. The transition obligation not yet includible in postretirement benefit cost is being amortized over 20 years. Postretirement benefit costs in 2009, 2008, and 2007 amounted to $7.6 million, $7.6 million, and $7.8 million, respectively, including amounts charged to construction.
Net periodic postretirement benefit costs consisted of the following components:

(Thousands)	2009	2008	2007

Service cost – benefits earned during the period	$5,132	$4,560	$4,063
Interest cost on accumulated postretirement
benefit obligation	4,679	3,909	3,599
Expected return on plan assets	(2,376)	(2,039)	(1,723)
Amortization of transition obligation	136	136	136
Amortization of prior service credit	(2,328)	(2,328)	(2,328)
Amortization of actuarial loss	3,509	2,985	3,245
Sub-total	8,752	7,223	6,992
Regulatory adjustment	(1,110)	419	851
Net postretirement benefit cost	$7,642	$7,642	$7,843

Other changes in plan assets and postretirement benefit obligations recognized in other comprehensive income during fiscal year 2009 include the following:

(Thousands)	2009	2008

Current year actuarial loss	$11,137	$9,772
Amortization of actuarial loss	(3,509)	(2,985)
Amortization of prior service credit	2,328	2,328
Amortization of transition obligation	(136)	(136)
Sub-total	9,820	8,979
Regulatory adjustment	(9,820)	(8,979)
Total recognized in other comprehensive income	$—	$—

Pursuant to the Commission’s Order in the Utility’s 2002 rate case and affirmed in the 2005 and 2007 rate cases, the return on plan assets is based on the market-related value of plan assets implemented prospectively over a four-year period. Gains and losses not yet includible in postretirement benefit cost are amortized only to the extent that such gain or loss exceeds 10% of the greater of the accumulated postretirement benefit obligation or the market-related value of plan assets. Such excess is amortized over the average remaining service life of active participants. Also in the 2002 and 2005 rate cases, the Commission ordered that the recovery in rates for the postretirement benefit costs be based on the accounting methodology as ordered in the 1999 rate case, which based the amortization of gains and losses on a five-year average of gains and losses. The difference between this amount and postretirement benefit expense as calculated pursuant to the above was deferred as a regulatory asset or regulatory liability. In the 2007 rate case, the Commission recognized that the recovery in rates is based on an annual allowance of $7.6 million, effective August 1, 2007. The difference between this amount and postretirement benefit cost based on the above and that otherwise would be included in the Statements of Income and Statements of Comprehensive Income is deferred as a regulatory asset or regulatory liability.

The following table sets forth the reconciliation of the beginning and ending balances of the postretirement benefit obligation at September 30:

(Thousands)	2009 *	2008

Benefit obligation at beginning of year	$69,714	$60,111
Service cost	6,415	4,560
Interest cost	5,848	3,909
Actuarial loss	7,298	6,356
Gross benefits paid	(5,644)	(5,222)
Benefit obligation at end of year	$83,631	$69,714

*	Due to the change in measurement date, fiscal year 2009 amounts reflect 15 months of activity from July 1, 2008 to September 30, 2009.

The following table sets forth the reconciliation of the beginning and ending balances of the fair value of plan assets at September 30:

(Thousands)	2009 *	2008

Fair value of plan assets at beginning of year	$26,082	$24,997
Actual return on plan assets	(869)	(1,378)
Employer contributions	13,992	7,685
Gross benefits paid	(5,644)	(5,222)
Fair value of plan assets at end of year	$33,561	$26,082

Funded status of plans	$(50,070)	$(43,632)
Fourth quarter contribution adjustment	—	4,068
Funded status, end of year	$(50,070)	$(39,564)

*	Due to the change in measurement date, fiscal year 2009 amounts reflect 15 months of activity from July 1, 2008 to September 30, 2009.

The following table sets forth the amounts recognized in the Balance Sheets at September 30:

(Thousands)	2009	2008

Noncurrent assets	$—	$—
Current liabilities	(280)	(300)
Noncurrent liabilities	(49,790)	(39,264)
Total	$(50,070)	$(39,564)

Pre-tax amounts recognized in accumulated other comprehensive income not yet recognized as components of net periodic postretirement cost consist of:
Net actuarial loss	$46,709	$39,957
Prior service credit	(6,751)	(9,660)
Transition obligation	501	671
Sub-total	40,459	30,968
Adjustments for amounts included in Regulatory Assets	(40,459)	(30,968)
Total	$—	$—

At September 30, 2009, the following pre-tax amounts are expected to be amortized from accumulated other comprehensive income into net periodic postretirement benefit cost during fiscal year 2010:

(Thousands)
Amortization of net actuarial loss	$3,981
Amortization of prior service credit	(2,328)
Amortization of transition obligation	136
Sub-total	1,789
Regulatory adjustment	(1,789)
Total	$—

The assumptions used to calculate net periodic postretirement benefit costs are as follows:

	2009	2008	2007

Weighted average discount rate	6.35%	6.25%	6.25%
Weighted average rate of future compensation increase	3.75%	3.50%	3.50%
Expected long-term rate of return on plan assets	8.25%	8.25%	8.25%

The weighted average discount rate is based on long-term, high quality bond indices at the measurement date. The expected long-term rate of return on plan assets is based on historical and projected rates of return for current and planned asset classes in the investment portfolio. Assumed projected rates of return for each asset class were selected after analyzing historical experience and future expectations of the returns. The overall expected rate of return for the portfolio was developed based on the target allocation for each class. The expected return is a long-term assumption that generally does not change annually.
The assumptions used to calculate the accumulated postretirement benefit obligations are as follows:

	2009	2008

Weighted average discount rate	5.15%	6.35%
Weighted average rate of future compensation increase	3.25%	3.75%

The assumed medical cost trend rates at September 30 are as follows:

	2009	2008
Medical cost trend assumed for next year	8.00%	8.50%
Rate to which the medical cost trend rate is assumed to decline
(the ultimate medical cost trend rate)	5.00%	5.00%
Year that the rate reaches the ultimate trend	2016	2016

The following table presents the effect of an assumed 1% change in the assumed medical cost trend rate:

(Thousands)	1% Increase	1% Decrease

Effect on net periodic postretirement benefit cost	$1,090	$(970)
Effect on accumulated postretirement benefit obligation	4,870	(4,390)

Following are the targeted and actual plan assets by category:

	2010	2009	2008
	Target	Actual	Actual

Equity Securities	60%	58%	54%
Debt Securities	40%	42%	46%
Total	100%	100%	100%

Missouri state law provides for the recovery in rates of costs accrued pursuant to GAAP provided that such costs are funded through an independent, external funding mechanism. Laclede Gas established Voluntary Employees’ Beneficiary Association and Rabbi trusts as its external funding mechanisms. Laclede Gas’ investment policy seeks to maximize investment returns consistent with Laclede Gas’ tolerance for risk. Outside investment management specialists are utilized in each asset class. Such specialists are provided with guidelines, where appropriate, designed to ensure that the investment portfolio is managed in accordance with policy. Performance and compliance with the guidelines is regularly monitored. Laclede Gas’ current investment policy targets an asset allocation of 60% to equity securities and 40% to debt securities, excluding cash held in short-term debt securities for the purpose of making benefit payments. Laclede Gas currently invests in a mutual fund which is rebalanced on an ongoing basis to the target allocation.
Following are expected postretirement benefit payments for the succeeding five fiscal years, and in aggregate for the five years thereafter:

(Millions)	Benefits Paid from Qualified Trust	Benefits Paid from Laclede Gas Funds

2010	$4.6	$0.3
2011	4.8	0.3
2012	4.9	0.3
2013	5.2	0.3
2014	5.6	0.3
2015 – 2019	38.6	1.8

Laclede Gas’ funding policy is to contribute amounts to the trusts equal to the periodic benefit cost calculated pursuant to GAAP as recovered in rates. Contributions to the postretirement plans in fiscal year 2010 are anticipated to be $11.6 million to the qualified trusts, and $0.4 million paid directly to participants from Laclede Gas funds.

Other Plans

Laclede Gas sponsors 401(k) plans that cover substantially all employees. The plans allow employees to contribute a portion of their base pay in accordance with specific guidelines. Laclede Gas provides a match of such contributions within specific limits. The cost of the defined contribution plans of Laclede Gas amounted to $3.5 million, $3.1 million, and $3.0 million for fiscal years 2009, 2008, and 2007, respectively.

3.	COMMON STOCK AND PAID-IN CAPITAL

Total shares of common stock outstanding were 11,634 and 10,416 at September 30, 2009 and 2008, respectively.
Common stock and paid-in capital increased $45.9 million and $6.4 million in 2009 and 2008, respectively. These increases were primarily due to the issuance of common stock to Laclede Group and stock-based compensation costs allocated to Laclede Gas from Laclede Group in both periods.
Laclede Gas periodically sold shares of its stock to Laclede Group at prices per share equal to book value on the last day of the quarter preceding each sale. Laclede Gas sold 1,218 shares to Laclede Group for $42.0 million during fiscal 2009 and 109 shares totaling $3.8 million during fiscal 2008, which also represents the total number of shares issued in each year. The proceeds from all the sales were used to reduce short-term borrowings. Exemption from registration for all of the sales was claimed under Section 4(2) of the Securities Act of 1933.
Laclede Gas has on file with the SEC an effective shelf registration on Form S-3 for issuance of $350 million of securities, $270 million of which remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until February 15, 2010 to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $370.4 million remained available under this authorization as of September 30, 2009. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.

4.	REDEEMABLE PREFERRED STOCK

Laclede Gas preferred stock, which was non-voting except in certain circumstances, was redeemable at the option of the Laclede Gas Board of Directors. The redemption price was equal to par of $25.00 per share. On March 31, 2009, Laclede Gas redeemed all of its outstanding 5% Series B and 4.56% Series C preferred stock, totaling $0.6 million at its par value of $25 per share in addition to the dividend paid on that same date. This redemption included 19,200 shares of 5% Series B and 5,894 shares of 4.56% Series C preferred stock.
During fiscal year 2008, 6,400 shares of 5% Series B preferred stock were called to meet sinking fund requirements.

5.	LONG-TERM DEBT

Maturities on long-term debt for the five fiscal years subsequent to September 30, 2009 are as follows:

2010	—
2011	$25 million
2012	—
2013	$25 million
2014	—

On November 1, 2007, Laclede Gas paid at maturity $40 million principal amount of 7 1/2% First Mortgage Bonds. This maturity was funded through short-term borrowings.
On September 23, 2008, Laclede Gas issued $80 million of First Mortgage Bonds, due October 15, 2038, at an interest rate of 6.35%. The bonds are callable at par at the Utility’s option on or after October 15, 2013.
At September 30, 2009, Laclede Gas had fixed-rate long-term debt totaling $390 million. While these long-term debt issues are fixed-rate, they are subject to changes in fair value as market interest rates change. However, increases or decreases in fair value would impact earnings and cash flows only if Laclede Gas were to reacquire any of these issues in the open market prior to maturity.
Laclede Gas has on file with the SEC an effective shelf registration on Form S-3 for issuance of $350 million of First Mortgage Bonds, unsecured debt, and preferred stock, $270 million of which remains available to Laclede Gas at this time. The Utility has authority from the MoPSC until February 15, 2010 to issue up to $500 million in First Mortgage Bonds, unsecured debt, and equity securities, of which $370.4 million remained under this authorization as of September 30, 2009. The amount, timing, and type of additional financing to be issued will depend on cash requirements and market conditions.
Substantially all of the utility plant of Laclede Gas is subject to the liens of its mortgage. The mortgage contains several restrictions on Laclede Gas’ ability to pay cash dividends on its common stock. These provisions are applicable regardless of whether the stock is publicly held or, as has been the case since the formation of Laclede Group, held solely by the Utility’s parent company. Under the most restrictive of these provisions, no cash dividend may be declared or paid if, after the dividend, the aggregate net amount spent for all dividends after September 30, 1953, would exceed a maximum amount determined by a formula set out in the mortgage. Under that formula, the maximum amount is the sum of $8 million plus earnings applicable to common stock (adjusted for stock repurchases and issuances) for the period from September 30, 1953, to the last day of the quarter before the declaration or payment date for the dividends. As of September 30, 2009 and 2008, the amount under the mortgage’s formula that was available to pay dividends was $274 million and $273 million, respectively. Thus, all of the Utility’s retained earnings were free from such restrictions as of those dates.

6.	NOTES PAYABLE AND CREDIT AGREEMENTS

The Utility’s short-term borrowing requirements typically peak during the colder months. These short-term cash requirements can be met through the sale of commercial paper supported by lines of credit with banks or through direct use of the lines of credit. Laclede Gas has a syndicated line of credit in place of $320 million from 10 banks, with the largest portion provided by a single bank being 17.5%. This line expires in December 2011. In November 2008, the Utility established a seasonal line of credit of $75 million, which expired in March 2009. Including both lines of credit, the largest portion provided by a single bank was 26.8%. During fiscal year 2009, Laclede Gas utilized both its syndicated line of credit and commercial paper for short-term funding. Commercial paper outstanding at September 30, 2009 was $129.8 million, and there were no outstanding bank line advances. The weighted average interest rate on the short-term borrowings was 0.24% per annum at September 30, 2009.
Although Laclede Gas borrowed funds from Laclede Group from time to time within fiscal year 2009, there were no such borrowings outstanding at September 30, 2009. The Utility had short-term borrowings (including borrowings from Laclede Group) aggregating to a maximum of $386.4 million at any one time during the fiscal year. Excluding borrowings from Laclede Group, the Utility’s maximum borrowings for the year were $309.9 million.
During fiscal year 2008, the Utility’s short-term borrowing requirements, which peaked at $328.8 million, were generally met by the sale of commercial paper. However, due to unfavorable terms in the commercial paper markets near the end of fiscal year 2008, Laclede Gas utilized its line of credit as a more economical source of short-term financing. The Utility had $61.7 million in commercial paper and $154.2 million of bank line advances outstanding as of September 30, 2008, at a weighted average interest rate of 4.0% per annum, and $89.2 million of borrowings from Laclede Group.
Laclede Gas’ lines of credit include covenants limiting total debt, including short-term debt, to no more than 70% of total capitalization and requiring earnings before interest, taxes, depreciation, and amortization (EBITDA) to be at least 2.25 times interest expense. On September 30, 2009, total debt was 56% of total capitalization. For the fiscal year ended September 30, 2009, EBITDA was 3.76 times interest expense.

7.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts and estimated fair values of financial instruments at September 30, 2009 and 2008 are as follows:

(Thousands)	Carrying Amount	Fair Value

2009:
Cash and cash equivalents	$1,402	$1,402
Marketable securities	11,110	11,110
Derivative instrument assets	12,369	12,369
Short-term debt	129,800	129,800
Long-term debt	389,240	423,375

2008:
Cash and cash equivalents	$3,163	$3,163
Marketable securities	10,059	10,059
Derivative instrument assets	54,578	54,578
Short-term debt	305,116	305,116
Long-term debt	389,181	356,421
Redeemable preferred stock, including current sinking fund requirements	627	431

The carrying amounts for cash and cash equivalents and short-term debt approximate fair value due to the short maturity of these instruments. The fair values of long-term debt and preferred stock are estimated based on market prices for similar issues. The fair value of marketable securities and derivative instrument assets are valued as described in Note 8, Fair Value Measurements.

8.	FAIR VALUE MEASUREMENTS

As discussed in the New Accounting Standards section of Note 1, effective October 1, 2008, the Utility partially adopted the provisions of SFAS No. 157, as codified in ASC Topic 820. This Statement establishes a three-level hierarchy for fair value measurements that prioritizes the inputs used to measure fair value. Assessment of the significance of a particular input to the fair value measurements may require judgment and may affect the valuation of the asset or liability and its placement within the fair value hierarchy.
The following table categorizes the assets and liabilities in the Balance Sheet that are accounted for at fair value on a recurring basis in periods subsequent to initial recognition.

As of September 30, 2009
(Thousands)	Quoted Prices in Active Markets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Effects of Netting and Cash Margin Receivables /Payables	Total
Assets
Marketable securities	$11,110	$—	$—	$—	$11,110
Derivative instruments	7,249	—	—	5,120	12,369
Total	$18,359	$—	$—	$5,120	$23,479

Liabilities
Derivative instruments	$53,144	$—	$—	$(53,144)	$—

Marketable securities included in Level 1 are mutual funds valued based on quoted market prices of identical securities that are provided by the trustees of these securities. Derivative instruments included in Level 1 are valued using quoted market prices on the New York Mercantile Exchange (NYMEX). Marketable securities are included in the Other investments line of the Balance Sheets. Liabilities for derivative instruments, if any, are included in the Other line of the Current Liabilities section of the Balance Sheets. Derivative assets and liabilities, including receivables and payables associated with cash margin requirements, are presented net in the Balance Sheets when a legally enforceable netting agreement exists between Laclede Gas and the counterparty to a derivative contract.

9.	DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Laclede Gas has a risk management policy that allows for the purchase of natural gas derivative instruments with the goal of managing price risk associated with purchasing natural gas on behalf of its customers. This policy prohibits speculation. The policy permits the Utility to hedge up to 70% of its normal volumes purchased for up to a 36-month period. Costs and cost reductions, including carrying costs, associated with the Utility’s use of natural gas derivative instruments are allowed to be passed on to the Utility’s customers through the operation of its PGA Clause, through which the MoPSC allows the Utility to recover gas supply costs, subject to prudence review. Accordingly, Laclede Gas does not expect any adverse earnings impact as a result of the use of these derivative instruments. The Utility does not designate these instruments as hedging instruments for financial reporting purposes because gains or losses associated with the use of these derivative instruments are deferred and recorded as regulatory assets or regulatory liabilities pursuant to ASC Topic 980 and, as a result, have no direct impact on the Statements of Income. The timing of the operation of the PGA clause may cause interim variations in short-term cash flows because the Utility is subject to cash margin requirements associated with changes in the values of these instruments. Nevertheless, carrying costs associated with such requirements are recovered through the PGA Clause.
From time to time, Laclede Gas purchases NYMEX futures contracts to help stabilize operating costs associated with forecasted purchases of gasoline and diesel fuels used to power vehicles and equipment used in the course of its business. At September 30, 2009, Laclede Gas held 0.5 million gallons of gasoline futures contracts at an average price of $1.34 per gallon. Most of these futures contracts, the longest of which extends to October 2010, are designated as cash flow hedges of forecasted transactions pursuant to ASC Topic 815. The gains or losses on these derivative instruments are not subject to the Utility’s PGA Clause.

Derivative instruments designated as cash flow hedges of forecasted transactions are recognized on the Balance Sheets at fair value and the change in the fair value of the effective portion of these hedge instruments is recorded, net of tax, in other comprehensive income (OCI). Accumulated other comprehensive income (AOCI) is a component of Total Common Stock Equity. Amounts are reclassified from AOCI into earnings when the hedged items affect net income, using the same revenue or expense category that the hedged item impacts. Based on market prices at September 30, 2009, it is expected that approximately $0.1 million of pre-tax unrealized gains will be reclassified into the Statements of Income during fiscal year 2010. Cash flows from hedging transactions are classified in the same category as the cash flows from the items that are being hedged in the Statements of Cash Flows.
The Utility’s derivative instruments consist primarily of NYMEX positions. The NYMEX is the primary national commodities exchange on which natural gas derivatives are traded. NYMEX-traded contracts are supported by the financial and credit quality of the clearing members of the NYMEX and have nominal credit risk. Open NYMEX natural gas futures positions at September 30, 2009 were as follows:

	MMBtu (millions)	Avg. Price Per MMBtu
Open long futures positions
Fiscal 2010	12.47	$8.78
Fiscal 2011	6.58	8.55
Fiscal 2012	0.60	8.31

At September 30, 2009, Laclede Gas also had 19.1 million MMBtu of other price risk mitigation in place through the use of NYMEX natural gas option-based strategies.

The Effect of Derivative Instruments on the Statements of Income and Statements of Comprehensive Income

(Thousands)	Location of Gain (Loss) Recorded in Income	Nine Months Ended Sept. 30, 2009 (a)

Derivatives in ASC Topic 815 Cash Flow Hedging Relationships

NYMEX gasoline and heating oil contracts
Effective portion of gain recognized in OCI on derivative		$248

Effective portion of gain reclassified from accumulated OCI to income	Utility – Other Operation Expenses	119

Ineffective portion of gain on derivative recognized in income	Utility – Other Operation Expenses	198

Derivatives Not Designated as Hedging Instruments
Under ASC Topic 815 (b)

NYMEX gasoline and heating oil contracts

Gain recognized in income on derivative	Other Income and (Income Deductions) – Net	$17

(a)
The Utility prospectively adopted SFAS No. 161, as codified in ASC Topic 815, in the second quarter of fiscal year 2009. Accordingly, amounts disclosed in this column exclude activity prior to January 1, 2009.

(b)	Gains and losses on Laclede Gas' NYMEX natural gas derivative instruments, which are not designated as hedging instruments for financial reporting purposes, are deferred pursuant to the Utility's PGA Clause and recorded as regulatory assets or regulatory liabilities. These gains and losses are excluded from the table above because they have no direct impact on the Statements of Income.

Fair Value of Derivative Instruments in the Balance Sheet at September 30, 2009

	Asset Derivatives			Liability Derivatives
(Thousands)	Balance Sheet Location	Fair Value	*	Balance Sheet Location	Fair Value	*
Derivatives designated as hedging instruments under ASC Topic 815

NYMEX gasoline and heating oil contracts	Derivative Instrument Assets	$278		Derivative Instrument Assets	$—

Derivatives not designated as hedging instruments under ASC Topic 815

NYMEX natural gas contracts	Derivative Instrument Assets	6,971		Derivative Instrument Assets	53,144

Total derivatives		$7,249			$53,144

*
The fair values of Asset Derivatives and Liability Derivatives exclude the fair value of cash margin receivables or payables with counterparties subject to netting arrangements. At September 30, 2009, the amount excluded was $58.3 million in receivables, which was associated with NYMEX contracts. Fair value amounts of derivative contracts (including the fair value amounts of cash margin receivables and payables) for which there is a legal right to set off are presented net on the Balance Sheets. As such, the gross balances presented in the table above are not indicative of the Utility’s net economic exposure. Refer to Note 8, Fair Value Measurements, for information on the valuation of derivative instruments.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss), net of income taxes, recognized in the Balance Sheets at September 30 were as follows:

(Thousands)	Net Unrealized Gains (Losses) on Cash Flow Hedges	Defined Benefit Pension and Other Postretirement Benefit Plans	Total
Balance, September 30, 2007	$—	$(1,727)	$(1,727)
Current-period change	—	(63)	(63)
Balance, September 30, 2008	—	(1,790)	(1,790)
Current-period change	79	(939)	(860)
Adoption of SFAS No. 158, as codified in ASC Topic 715	—	31	31
Balance, September 30, 2009	$79	$(2,698)	$(2,619)

Income tax expense (benefit) recorded for items of other comprehensive income reported in the Statements of Comprehensive Income is calculated by applying statutory federal, state, and local income tax rates applicable to ordinary income. The tax rates applied to individual items of other comprehensive income are similar within each reporting period.

11.	INCOME TAXES

The net provisions for income taxes charged during the fiscal years ended September 30, 2009, 2008, and 2007 are as follows:

(Thousands)	2009	2008	2007

Included in Statements of Income:
Federal
Current	$(6,437)	$7,476	$21,808
Deferred	18,423	5,762	(9,490)
Investment tax credits	(219)	(227)	(237)
State and local
Current	(1,108)	1,153	3,784
Deferred	3,200	1,100	(1,818)
Total Income Tax Expense	$13,859	$15,264	$14,047

The effective income tax rate varied from the federal statutory income tax rate for each year due to the following:

	2009	2008	2007

Federal income tax statutory rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal
income tax benefits	2.9	2.7	2.7
Certain expenses capitalized on books and
deducted on tax return	(5.9)	(5.4)	(6.0)
Taxes related to prior years	(0.5)	(1.4)	0.5
Other items – net	(2.0)	(2.9)	(2.0)
Effective income tax rate	29.5%	28.0%	30.2%

The significant items comprising the net deferred tax liability recognized in the Balance Sheets as of September 30 are as follows with additional detail provided as of September 30, 2008:

(Thousands)	2009	2008

Deferred tax assets:
Reserves not currently deductible	$19,419	$18,848
Pension and other postretirement benefits	80,508	46,934
Unamortized investment tax credits	2,358	2,495
Other	10,015	10,789
Total deferred tax assets	112,300	79,066

Deferred tax liabilities:
Relating to property	221,392	205,220
Regulatory pension and other postretirement benefits	109,041	76,666
Deferred gas costs	16,609	10,156
Other	22,551	17,184
Total deferred tax liabilities	369,593	309,226

Net deferred tax liability	257,293	230,160
Net deferred tax liability – current	(912)	(7,781)
Net deferred tax liability – non-current	$256,381	$222,379

Laclede Group files a consolidated federal and state income tax return and allocates income taxes to Laclede Gas and its other subsidiaries as if each entity were a separate taxpayer. Laclede Group and Laclede Gas adopted the provisions of FASB Interpretation No. (FIN) 48, “Accounting for Uncertainty in Income Taxes,” as codified in ASC Topic 740, “Income Taxes,” as of October 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with GAAP. Pursuant to this Interpretation, the Utility may recognize the tax benefit from a tax position only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The Utility records potential interest and penalties related to its uncertain tax positions as interest expense and other income deductions, respectively. Unrecognized tax benefits, accrued interest payable, and accrued penalties payable are included in the Other line of the Deferred Credits and Other Liabilities section of the Balance Sheets.
A reconciliation of the beginning and ending amount of unrecognized tax benefits for each year is as follows:

(Thousands)

Balance as of October 1, 2007	$1,864
Increases related to current year tax positions	419
Settlements with taxing authorities	(986)
Reductions due to lapse of applicable statute of limitations	(264)
Balance at September 30, 2008	1,033
Increases related to current year tax positions	333
Balance at September 30, 2009	$1,366

The entire amount of unrecognized tax benefits at September 30, 2009, if recognized, would affect the Utility’s effective tax rate. The Utility does not expect any significant change related to any of the above unrecognized tax positions within the next twelve months.
Interest accrued associated with the Utility’s uncertain tax positions as of September 30, 2009 and 2008 were immaterial and no penalties were accrued as of those dates. During fiscal year 2009 an immaterial amount of interest expense was accrued, and during fiscal year 2008 the Utility reversed $0.2 million of accrued interest expense and $0.1 million of accrued penalties in the Statement of Income.
Laclede Group and/or Laclede Gas are subject to U.S. federal income tax as well as income tax of state and local jurisdictions. These companies are no longer subject to examination for fiscal years prior to 2006. During fiscal year 2008, Laclede Group effectively settled with the Internal Revenue Service for fiscal years 2005 and 2006. However, the federal statute of limitations remains open until June 15, 2010 for fiscal year 2006.

12.	OTHER INCOME AND (INCOME DEDUCTIONS) – NET

(Thousands)	2009	2008	2007

Interest income	$2,505	$2,133	$3,499
Net investment gain (loss)	229	(1,403)	533
Other income	316	69	2
Other income deductions	78	407	514
Other Income and (Income Deductions) – Net	$3,128	$1,206	$4,548

The increase in Other Income and (Income Deductions) – Net in fiscal year 2009 (compared to fiscal year 2008), is primarily due to higher net investment income and increased income associated with carrying costs applied to under-recoveries of gas costs, partially offset by additional proceeds received during fiscal year 2008 related to the Utility’s interest, as a policyholder, in the sale of a mutual insurance company. Carrying costs on under-recoveries of gas costs are recovered through the Utility’s PGA Clause.
The decrease in Other Income and (Income Deductions) – Net in fiscal year 2008 (compared to fiscal year 2007), is primarily due to net higher investment losses and lower income associated with carrying costs applied to under-recoveries of gas costs. These factors were partially offset by additional proceeds received during fiscal year 2008 related to Laclede Gas’ interest, as a policyholder, in the sale of a mutual insurance company.

13.	INFORMATION BY OPERATING SEGMENT

The Regulated Gas Distribution segment consists of the regulated operations of Laclede Gas. Laclede Gas is a public utility engaged in the retail distribution of natural gas serving an area in eastern Missouri, with a population of approximately 2.1 million, including the City of St. Louis and parts of ten counties in eastern Missouri. The Non-Regulated Other segment included merchandise sales activities, which was not material. Merchandise sales activities ceased on September 30, 2009. Accounting policies are as described in Note 1. There are no material intersegment revenues.

	Regulated Gas	Non-Regulated	Adjustments &
(Thousands)	Distribution	Other	Eliminations	Total

FISCAL 2009
Operating revenues	$1,053,993	$2,246	$—	$1,056,239
Depreciation & amortization	36,751	—	—	36,751
Interest income	2,505	—	—	2,505
Interest charges	30,353	—	—	30,353
Income tax expense	13,856	3	—	13,859
Net income	33,178	5	—	33,183
Total assets	1,598,600	1,687	—	1,600,287
Capital expenditures	51,384	—	—	51,384

FISCAL 2008
Operating revenues	$1,128,287	$2,693	$—	$1,130,980
Depreciation & amortization	35,303	—	—	35,303
Interest income	2,133	—	—	2,133
Interest charges	30,214	—	—	30,214
Income tax expense	15,244	20	—	15,264
Net income	39,174	32	—	39,206
Total assets	1,624,041	1,774	—	1,625,815
Capital expenditures	55,304	—	—	55,304

FISCAL 2007
Operating revenues	$1,131,554	$3,415	$—	$1,134,969
Depreciation & amortization	34,080	—	—	34,080
Interest income	3,499	—	—	3,499
Interest charges	33,603	—	—	33,603
Income tax expense	13,853	194	—	14,047
Net income	32,176	308	—	32,484
Total assets	1,429,415	1,788	—	1,431,203
Capital expenditures	56,434	—	—	56,434

14.	COMMITMENTS AND CONTINGENCIES

Commitments

Laclede Gas estimates fiscal year 2010 utility capital expenditures at approximately $67 million. There are no material contractual commitments at September 30, 2009 related to these estimated capital expenditures.
Laclede Gas has entered into various contracts, expiring on dates through 2017, for the storage, transportation, and supply of natural gas. Minimum payments required under the contracts in place at September 30, 2009 are estimated at approximately $515 million. Additional contracts are generally entered into prior to or during the heating season. Laclede Gas estimates that it will pay approximately $88 million annually, at present rate levels, for fixed charges related to these or other contracts that are expected to be in place for the upcoming year for the reservation of gas supplies and pipeline transmission and storage capacity. The Utility recovers these costs from customers in accordance with the PGA Clause.
Laclede Pipeline Company (Pipeline), a wholly-owned subsidiary of Laclede Group, is providing liquid propane transportation service to Laclede Gas pursuant to an approved FERC tariff and a contractual arrangement between Pipeline and Laclede Gas. In accordance with the terms of that agreement, Laclede Gas is obligated to pay Pipeline approximately $1.0 million annually, at current rates. The agreement renews at the end of each contract year, unless terminated by either party upon provision of at least six months’ notice.

Leases and Guarantees

The lease agreement covering the headquarters office space of Laclede Gas extends through February 2015 with the option to renew for up to five additional years. The aggregate rental expense for fiscal years 2009, 2008, and 2007 was $900,000, $891,000, and $882,000, respectively. The annual minimum rental payment for fiscal year 2010 is anticipated to be approximately $909,000 with a maximum annual rental payment escalation of $8,800 per year for each year through fiscal year 2015. Laclede Gas has entered into various operating lease agreements for the rental of vehicles and power operated equipment. The rental costs will be approximately $3.7 million in fiscal year 2010, $2.6 million in fiscal year 2011, $1.5 million in fiscal year 2012, $0.5 million in fiscal year 2013, and $0.1 million in fiscal year 2014. Laclede Gas has other relatively minor rental arrangements that provide for minimum rental payments.
Laclede Gas has several operating leases for the rental of vehicles that contain provisions requiring Laclede Gas to guarantee certain amounts related to the residual value of the leased property. These leases have various terms, the longest of which extends through 2014. At September 30, 2009, the maximum guarantees under these leases are $1.7 million. However, the Utility estimates that the residual value of the leased vehicles will be adequate to satisfy most of the guaranteed amounts. At September 30, 2009, the carrying value of the liability recognized for these guarantees was $0.4 million.

Contingencies

Laclede Gas owns and operates natural gas distribution, transmission, and storage facilities, the operations of which are subject to various environmental laws, regulations, and interpretations. While environmental issues resulting from such operations arise in the ordinary course of business, such issues have not materially affected Laclede Gas’ financial position and results of operations. As environmental laws, regulations, and their interpretations change, however, Laclede Gas may be required to incur additional costs.
As with other companies, Laclede Gas faces the risk of environmental liabilities. In the natural gas industry, these are typically associated with sites formerly owned or operated by gas distribution companies like Laclede Gas and/or its predecessor companies at which manufactured gas operations took place. At this time, Laclede Gas has identified three former manufactured gas plant (MGP) sites: one in Shrewsbury and two in the City of St. Louis.

With regard to the former MGP site located in Shrewsbury, Missouri, Laclede Gas and state and federal environmental regulators agreed upon certain remedial actions to a portion of the site in a 1999 Administrative Order on Consent (AOC), which actions have been completed. On September 22, 2008, EPA Region VII issued a letter of Termination and Satisfaction terminating the AOC. However, if after termination of the AOC, regulators require additional remedial actions, or additional claims are asserted, Laclede Gas may incur additional costs.
The site in the City of St. Louis, which is currently owned by the City, has been enrolled in the Missouri Voluntary Cleanup Program (VCP). The VCP provides potential opportunities to minimize the cost of site cleanup while maximizing possibilities for site development. The City has selected a developer with whom it is negotiating a final site development contract which contemplates remediation and redevelopment of the property. In conjunction with the redevelopment, Laclede Gas and another former site owner have entered into an agreement with the owner and development agencies as well as their parent agency, the private developer of the property, and an environmental consultant (Remediation Agreement). Under the Remediation Agreement, the development agency and the private developer agreed to remediate the site, and Laclede Gas and the other former owner are to be released by the involved City agencies, the private developer, and the environmental consultant from certain liabilities for the past and current environmental condition of the property. Also under that agreement Laclede Gas and the former site owner agreed to pay, at the closing of the transaction, a small percentage of the cost of remediation (subject to a maximum amount). The transactions contemplated by the Remediation Agreement are expected to close during fiscal year 2010. The amount Laclede Gas expects to pay under the Remediation Agreement is not material and will not have a material impact on the future financial condition, results of operations, or cash flows of Laclede Gas.
The third former MGP site, also located in the City of St. Louis, is not currently and has not been owned by Laclede Gas for many years. At this time, it is not known whether Laclede Gas will incur any costs in connection with environmental investigations of or remediation at the site, and if it does incur any such costs, what the amount of those costs would be.
Laclede Gas has notified its insurers that it seeks reimbursement for costs incurred in the past and future potential liabilities associated with the three MGP sites identified above. In response, the majority of insurers have reserved their rights. While some of the insurers have denied coverage, Laclede Gas continues to discuss potential reimbursements with them, with one insurer making a settlement payment in exchange for a release of claims in June 2007. The Utility’s outside consultant completed an analysis of the MGP sites to determine cost estimates for a one-time contractual transfer of risk from each insurer to the Utility of environmental coverage for the MGP sites. That analysis demonstrated a range of possible future expenditures to investigate, monitor, and remediate these MGP sites from $5.8 million to $36.3 million based upon then currently available facts, technology, and laws and regulations. The actual costs that Laclede Gas may incur could be materially higher or lower depending upon several factors, including whether remedial actions will be required, final selection and regulatory approval of any remedial actions, changing technologies and governmental regulations, the ultimate ability of other potentially responsible parties to pay, and any insurance recoveries. Costs associated with environmental remediation activities are accrued when such costs are probable and reasonably estimable.
The amount of costs relative to future remedial actions at these and other sites is unknown and may be material. Laclede Gas anticipates that any costs it may incur in the future to remediate these sites, less any amounts received as insurance proceeds or as contributions from other potentially responsible parties, would be deferred and recovered in rates through periodic adjustments approved by the MoPSC. Accordingly, potential liabilities associated with remediating these sites are not expected to have a material impact on the future financial position and results of operations of Laclede Gas.
On December 28, 2006, the MoPSC Staff proposed a disallowance of $7.2 million related to Laclede Gas’ recovery of its purchased gas costs applicable to fiscal year 2005. On September 14, 2007, the Staff withdrew its pursuit of $5.5 million of the disallowance it had originally proposed. The remaining $1.7 million pertains to Laclede Gas’ purchase of gas from a marketing affiliate, Laclede Energy Resources, Inc. (LER), Laclede Gas believes that the remaining portion of the proposed disallowance lacks merit and is vigorously opposing the adjustment in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for this proposed disallowance.
The MoPSC Staff has also proposed disallowance of gas costs relating to Laclede Gas purchases of gas supply from LER for fiscal years 2006 and 2007. On December 31, 2007, the MoPSC Staff proposed a disallowance of $2.8 million applicable to fiscal year 2006, and on December 31, 2008, the MoPSC Staff proposed a disallowance of $1.5 million applicable to fiscal year 2007. Laclede Gas believes that these proposed disallowances also lack merit and is vigorously opposing them in proceedings before the MoPSC. As such, no amount has been recorded in the financial statements for these proposed disallowances.

In the December 31, 2007 filing, the MoPSC Staff also raised questions regarding whether certain sales and capacity release transactions subject to the FERC’s oversight were consistent with the FERC’s regulations and policies regarding capacity release. Laclede Group commenced an internal review of the questions raised by the MoPSC Staff and notified the FERC Staff that it took this action. Subsequently, as a result of the internal review, Laclede Group has provided the FERC Staff with a report regarding compliance of sales and capacity release activities with the FERC’s regulations and policies. On July 23, 2008, the FERC Staff requested additional information which Laclede Group provided and on February 11, 2009, the FERC Staff submitted follow-up questions to which Laclede Group responded on February 25, 2009. On March 2, 2009, FERC Staff requested clarification of certain aspects of Laclede Group’s February 25, 2009 response, which Laclede Group clarified on March 4, 2009.
Laclede Gas is involved in other litigation, claims, and investigations arising in the normal course of business. While the results of such litigation cannot be predicted with certainty, management, after discussion with counsel, believes that the final outcome will not have a material adverse effect on the financial position, results of operations, or cash flows of the Utility.

15.	INTERIM FINANCIAL INFORMATION (UNAUDITED)

In the opinion of Laclede Gas, the quarterly information presented below for fiscal years 2009 and 2008 includes all adjustments (consisting of only normal recurring accruals) necessary for a fair statement of the results of operations for such periods. Variations in operations reported on a quarterly basis primarily reflect the seasonal nature of the business of Laclede Gas.

(Thousands)
Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2009
Total Operating Revenues	$358,698	$441,067	$160,917	$95,557
Operating Income (Loss)	32,959	42,068	8,951	(9,711)
Net Income (Loss)	16,197	22,186	2,347	(7,547)

Three Months Ended	Dec. 31	March 31	June 30	Sept. 30

2008
Total Operating Revenues	$321,678	$507,829	$190,228	$111,245
Operating Income (Loss)	31,270	46,677	12,567	(7,036)
Net Income (Loss)	15,795	25,300	5,546	(7,435)